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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carl Zeiss Meditec AG

*CURRENT ADDRESS Goeschwitzer Strasse 51-52
07745 Jena Germany

**FORMER NAME

PROCESSED

OCT 06 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34817 FISCAL YEAR 9/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/4/04

EXHIBIT C
- Ref. # 8 -

Consolidated financial statements of Carl Zeiss Meditec AG (US GAAP)

ARLS
9-30-02

82-34817



Consolidated management report

A Introduction

Carl Zeiss Meditec AG, Jena, was created through the merger of Carl Zeiss Ophthalmic Systems AG, Jena, with the publicly-listed Asclepion-Meditec AG, Jena. The former Carl Zeiss Ophthalmic Systems AG comprised the Ophthalmology business division of Carl Zeiss Jena GmbH in Jena (Germany) and its subsidiary Carl Zeiss Ophthalmic Systems Inc. in Dublin/USA (hereafter abbreviated to 'Carl Zeiss Ophthalmic'). The former Asclepion-Meditec AG was the parent company of the Asclepion Group (hereafter 'Asclepion') and comprised Asclepion-Meditec AG and its four subsidiaries.

Carl Zeiss Meditec AG, Jena, is the parent company of the Carl Zeiss Meditec Group (hereafter abbreviated to 'Carl Zeiss Meditec'). As of 30 September 2002 the Carl Zeiss Meditec Group comprised Carl Zeiss Meditec AG, Carl Zeiss Meditec, Inc. in Dublin/USA and the four Asclepion subsidiaries.

Carl Zeiss Meditec develops, manufactures and sells products and systems in the field of ophthalmology. The Group also provides service for diagnostic and therapy in this area of medical technology. The most important business unit is Vision, where the ophthalmic activities of Carl Zeiss Meditec are brought together. In particular in this area the activities of Asclepion and Carl Zeiss Ophthalmic are the ideal complement to one other. The merger rounds off the product portfolio of Carl Zeiss Ophthalmic in the field of laser systems for refractive surgery, one of the core competencies of Asclepion. Two other business units, Aesthetic and Dental, are concerned with medical applications for lasers.

B Content and structure of the consolidated financial statements

According to the United States Generally Accepted Accounting Principles (US GAAP), the merger of Carl Zeiss Ophthalmic into Asclepion is a reverse acquisition. Here the assumption is – in contrast to the actual legal structure of the transaction – that Carl Zeiss Ophthalmic acquired Asclepion. The reason for this is that as a result of the merger the shareholders of Carl Zeiss Ophthalmic Systems AG received 76% of the voting rights and thus a majority holding in Asclepion-Meditec AG.

The consequence of regarding the merger as a reverse acquisition is that in the initial (first time) consolidation of Asclepion, the assets and debts of Carl Zeiss Ophthalmic are given as book values, whereas Asclepion's assets and debts are declared as fair values. Acquisition costs in excess of the fair value of the transferred net assets were carried as goodwill. Asclepion has been included in the consolidated financial statements of Carl Zeiss Meditec from the initial consolidation date onwards. The effect on the consolidated financial statements is as follows:

- A so-called differential has been calculated for Asclepion as of the effective date of the initial consolidation; it comprises the difference between the corporate value of Asclepion and the value of its capitalised net assets.

- This differential is then spread over all capitalised and non-capitalised assets, i.e. including non-capitalised intangible assets, in order to represent their fair value: the residual amount is shown as goodwill (purchase price allocation).

The initial consolidation date was 4 July 2002, because on this date the merger was recorded in the commercial register, thereby becoming effective. However, for reasons of simplification the accounts of Asclepion as of 1 July 2002 were adopted and Asclepion accordingly included in the consolidated financial statements as of 1 July 2002.

To facilitate comparison of the 2001/2002 financial statement figures with those of the previous year, the following should be noted:

- The performance of Carl Zeiss Ophthalmic is covered completely by the consolidated statement, i.e. it covers 12 months. Asclepion was, however, not included until the beginning of July 2002. Only 3 months' figures are therefore included in the Carl Zeiss Meditec consolidated statement.

- According to the principles of reverse acquisition, the consolidated financial statements to US GAAP of acquirer Carl Zeiss Ophthalmic must be shown as a previous year's disclosure. Accordingly, the following comparative figures for the previous year relate to Carl Zeiss Ophthalmic. Besides the figures for Carl Zeiss Ophthalmic, the previous year's figures for Asclepion to US GAAP must be shown in the consolidated balance sheet and income statement.

C Major markets

The Vision business unit is the company segment at Carl Zeiss Meditec with the highest turnover: a sales figure of € 182.463m has been posted in this segment in the reporting period. This represents 89% of total sales. The ophthalmic products cover the four major ophthalmic disease clusters:

- **Refraction:** vision defects which can usually be corrected by glasses or contact lenses and which are increasingly being remedied using laser treatment.
- **Cataract:** an opacity and hardening of the lens which may culminate in blindness.
- **Glaucoma:** degeneration of the optic nerve which results in progressive reduction of the field of vision.
- **Retina:** diseases such as retinal detachment which result in loss of vision.

In these four disease clusters Carl Zeiss Meditec provides devices for diagnosis, therapy and follow-up examinations. Customers are ophthalmologists in eye clinics, eye specialists in private practice, optometrists, opticians and laser centres.

The Carl Zeiss Meditec Group, which has been created through the merger, is excellently positioned on the market. Success factors are its extensive product portfolio, the size of the new Group, its complete value chain and its global positioning. The following graphic shows how the product portfolios of Carl Zeiss Ophthalmic and Asclepion complement one another in the field of ophthalmology:

Product portfolio


Diagnosis
Treatment/
laser therapy
Follow-up treatment
Refraction (vision defects)
Retinal diseases
Glaucoma
Cataract
Carl Zeiss Ophthalmic Systems
Asclepion-Meditec AG

The market for ophthalmic devices and systems in which Carl Zeiss Meditec operates had, in the estimation of the Group, a global volume of some € 1.4 billion in 2001.[1] It can – analogous to the four disease clusters in ophthalmology – be broken down into four sub-markets in which the Group markets its products. In the opinion of Carl Zeiss Meditec these sub-markets each have the following annual volumes:

Annual market volume*



240
190
260
670
Refraction
Devices and systems for cataract treatment
Devices for treatment of retinal disorders
Devices and systems for glaucoma treatment

** in millions of Euro*

In addition to its core ophthalmology business, Carl Zeiss Meditec also develops, produces and markets laser systems for other medical applications. These are primarily applications in the field of dermatology. These activities are amalgamated in the Aesthetic business unit. The Group offers various lasers for the hair removal (epilation), sclerosis of superficial blood vessels, skin ablation, and the removal of benign pigmentation and tattoos. The annual global market volume for laser devices in the field of medical-cosmetic applications is about € 450m.[2] Furthermore, the Carl Zeiss Meditec is active to a limited extent on the dental laser market. These activities are amalgamated in the Dental business unit. The corresponding annual market volume is estimated by the Group to be € 40m to 60m worldwide. Moreover, Carl Zeiss Meditec offers a global customer service to the operators of its devices and systems. These activities are amalgamated in the Service business unit.

1 *Own estimates, based on independent market reports and compulsory publications by publicly-listed competitors – and in particular relating to the sales segmentation. The market reports include: Theta Reports 2002, Millenium Research Group: 'U.S. Markets for Ophthalmic Devices 2002', 'Global Industry Analysts, Ophthalmic Instrumentation - A Global Strategic Business Report', MarketScope, Nov 2001*

2 *John Wheeler in OLE, February 2002, page 27ff and own estimates*

C.1 Framework conditions for economic development

The economic framework conditions in the 2001/2002 financial year were difficult. The global economy has not yet recovered from the terror attacks of 11 September 2001 and there has been an increase in uncertainty over further economic developments. The reasons for this lie in the ongoing conflict with Iraq and the associated possible rise in oil prices, as well as the fall in prices on the stock markets. For the industrialised nations the Deutsche Institut für Wirtschaftsforschung (DIW) expects that in a year-on-year comparison, gross domestic product (GDP) will only see moderate growth this year – on a global scale this figure is 1.3%, in the eurozone only 0.8%.[3]

C.2 Industry-specific situation

The competitive environment in ophthalmology has been shaped in the recent past by growth, intensive competition and a tangible consolidation process. This development has triggered two separate trends. The number of medical laser equipment manufacturers is declining due to mergers and acquisitions. Among the manufacturers of ophthalmic devices there is a trend towards expanding the technological basis through acquisitions and moving into new sales dimensions. The merger of Carl Zeiss Ophthalmic with Asclepion is to be seen against this strategic background.

D Business development of the Group

D.1 Executive Summary

The Carl Zeiss Meditec Group managed to perform relatively well despite the general economic slowdown described. Consolidated sales revenue according to US GAAP rose slightly from € 193.291m in the previous year to € 204.562m in the 2001/2002 financial year. This corresponds to an increase of 6%.

The pro forma consolidated sales in the reporting period totalled € 233.792m, down slightly from € 234.237m the previous year. They are based on the assumption that the Carl Zeiss Meditec Group already existed as of 1 October 2001 with integration of Asclepion (pro forma assumption).

3 *Weekly Report (Wochenbericht) 43/02 as of 18 October 2002 of the Deutsches Institut für Wirtschaftsforschung (DIW), Berlin*

The operative cash flow also grew. With an inflow of € 22.718m it was significantly higher than the equivalent figure the previous year of € 0.846m.

The result before interest and tax (EBIT, operating result) was 38% lower than the previous year at € 8.425m.

D.2 Sales development

The Group posted sales of € 204.562m, up from € 193.291m the previous year. This represents growth of roughly 6%. This development is due to the widening of the reporting entity of Carl Zeiss Meditec as per US GAAP as of beginning of July 2002 to include Asclepion. On the other hand the Company succeeded in raising sales of diagnostic devices and of services.

With regard to the individual business units, sales were distributed as follows:

Business unit	2000/2001 Financial year		2001/2002 Financial year	
	Sales (in € '000)	Percentage of consolidated sales	Sales (in € '000)	Percentage of consolidated sales
Vision	176,168	91.1	182,463	89.2
thereof laser	25,764		26,916	
thereof diagnostic	150,404		155,547	
Aesthetic	0	0	1,907	0.9
Dental	0	0	323	0.2
Service	17,123	8.9	19,869	9.7
Total	**193,291**	**100**	**204.562**	**100**

In the Vision business unit the following products made major contributions to sales in the relevant application areas:

- **Refraction disease cluster:** An important product in this field in the reporting period was the MEL 70 G-Scan™ refractive laser. Major sales markets were Asia and Europe. The successor system, the MEL 80™, was launched after the end of the 2001/2002 financial year. It is hoped that this innovative product will considerably improve the Group's market position in refractive lasers as the result of its additional functions and greater cost effectiveness.

- **Cataract disease cluster:** The IOLMaster® and VISULAS™ YAG II plus products accounted for a considerable proportion of sales in the financial year ended. About half of the sales with both products were attained in the regional markets USA, Germany and Japan.

- **Glaucoma disease cluster:** In this field the Humphrey® Field Analyzer was of prime importance. It is used for the diagnosis of glaucoma and for managing the treatment of this disease. The highest sales levels were recorded in the USA and in Europe. The launch of STRATUSOCT™ was also very successful. This innovative product opens up unique opportunities in the areas of glaucoma diagnosis and retinal examination. In the 2001/2002 financial year the highest sales were posted in the USA. Approval has now been obtained in Japan and the Group is now hoping for a clear boost to sales there in the 2002/2003 financial year.

- **Retina disease cluster:** In addition to the already-described STRATUSOCT™ sales in this sector were positively influenced by a further new product launch. Here we are referring to the VISULAS™ 532s laser system. The major sales markets for this product alongside Germany were Japan and the USA.

The growth posted in the Aesthetic and Dental business units was due to their first time consolidation on 4 July 2002. Sales in the Service business unit rose from € 17.123m the previous year to € 19.869m this year. The improvement on the previous year is largely due to the Service business of the former Asclepion being included from the beginning of July 2002.

Carl Zeiss Meditec has further increased its international presence. Well over half of the consolidated sales was accounted for in the reporting period by the Americas region (58.5%). Carl Zeiss Meditec posted over a quarter of its consolidated sales (26.1%) in Germany and the rest of Europe, with the Asia/Pacific Region accounting for a further 15%. The sales figures for the different regions break down as follows:

Region	2000/2001 Financial year		2001/2002 Financial year	
	Sales (in € '000)	Percentage of consolidated sales	Sales (in € '000)	Percentage of consolidated sales
Germany	12,991	6.7	18,121	8.9
Europe, not including Germany	30,155	15.6	35,275	17.2
Americas	116,846	60.5	119,607	58.5
Asia / Pacific region*	33,299	17.2	31,559	15.4
Total	193,291	100	204,562	100

**including Africa*

D.3 Earnings position

In the reporting financial year the earnings position in the Carl Zeiss Meditec Group reflected the integration: in particular in manufacturing and function costs it was not yet possible to exploit synergies between the effective date of the initial consolidation and the balance sheet date. The consolidated gross result as a ratio of consolidated sales (consolidated gross margin) amounted to 34.5% in the 2001/2002 financial year, following on from 36.7% in the previous year. The gross result from sales amounted to a total of € 70.671m (previous year: € 70.881m) for the reporting period.

The reasons for the decline in the gross margin were changes in the product mix and the lower production capacity utilisation rate for refractive lasers due to a product changeover. The substantial difference to the higher gross margin of the former Asclepion can be attributed to the different marketing model pursued by Carl Zeiss Ophthalmic.

Total function costs (marketing and distribution, general and administrative costs, research and development) rose from € 57.466m in the previous year to € 62.710m in the 2001/2002 financial year due to the following influencing factors:

- Marketing and distribution costs increased in proportion to sales. The quota for group sales remained constant at 16.1%. It was not yet possible to realise synergies from the integration of the sales channels in the refractive laser segment (Vision business unit). However, the first successes became apparent in the new 2002/2003 financial year. For the following financial years the management is anticipating a reduction in the marketing and selling cost to sales ratio. Selling and marketing expenses in the financial year totalled € 32.960m (previous year: € 31.028m).

- In the 2001/2002 financial year the ratio of general and administrative costs to consolidated sales increased from 3.7% in the previous year to 4.1%. In the reporting period these costs totalled € 8.408m compared to € 7.201m in the previous year. As a result of organisational integration, cost savings are anticipated in this sector starting with the new financial year.

- The increase in the portion of consolidated sales spent on research and development from 10.0% in the previous year to 10.4% in the reporting period is also attributable to the fact that the structures of Carl Zeiss Ophthalmic and Asclepion in this sector have not yet been fully integrated. Total research and development costs, including subsidies, increased from € 19.237m in the previous year to € 21.342m in the 2001/2002 financial year.

Due to the above influencing factors, consolidated operating result (earnings before interest and taxes, EBIT) in the 2001/2002 financial year amounted to € 8.425m following € 13.671m in the previous year.

The decreased net interest income compared with the previous year affected group earnings before income taxes (EBT). The interest expenses in the 2001/2002 financial year were € 3.142m (previous year: € 2.519m).

The consolidated net income fell from € 6.793m in the previous year to € 3.381m in the reporting period. Allowing for the weighted average number of outstanding shares in the reporting period, earnings per share during the 2001/2002 financial year amounted to € 0.16 (previous year: € 0.35).

D.4 Net worth

The balance-sheet total according to US GAAP of Carl Zeiss Meditec as of 30 September 2002 amounts to € 193.633m. In a year-on-year comparison (previous year: € 132.781m) this corresponds to an increase of 46%. The difference to Asclepion was even greater: in comparison to Asclepion the balance sheet total rose by 134%.

There has also been a substantial change in the structure of the assets and liabilities sides of the balance sheet due to the reverse acquisition of Asclepion by Carl Zeiss Ophthalmic.

D.4.1 Comments on selected balance sheet items

Trade accounts receivable increased by € 19.104m from € 21.052m in the previous year to currently € 40.156m. The inclusion of the receivables of Asclepion as of 30 September 2002 had a substantial impact on this balance sheet item.

Accounts receivable from related parties include accounts receivable from distributors and sales partners of the Carl Zeiss Group and accounts receivable within the scope of the group cash management of Carl Zeiss Stiftung, Heidenheim a.d. Brenz/Jena. As of 30 September 2002 they amounted to € 16.848m (previous year: € 27.065m). All the accounts receivable have a term of less than one year, and are thus of a short-term character.

The ratio of inventories to total current assets fell from 40% on 30 September 2001 to 37% on 30 September 2002. In absolute terms, however, this concealed an increase in inventories from € 38.672m in the previous year to € 44.169m in the 2001/2002 financial year. The reduction in inventories by Carl Zeiss Ophthalmic was thus insufficient to fully compensate for the inclusion of inventories of Asclepion in the balance sheet for the year ending 30 September 2002.

At € 72.583m as of 30 September 2002 the total value of long-term assets of Carl Zeiss Meditec reflected a substantial increase over the previous year (€ 35.393m). The main reasons for the increase were additions to tangible fixed assets due to the integration of Asclepion, the increase in intangible assets and the inclusion of goodwill evaluated within the scope of purchase price allocation.

The main liabilities were towards related parties, i.e. the distributors of the Carl Zeiss Group and the group cash management system of the Carl Zeiss Stiftung, Heidenheim a.d. Brenz/Jena. As of 30 September 2002 this item amounted to € 13.601m (previous year: € 36.207m). In the 2001/2002 financial year it was thus possible to pay off a substantial portion of the existing debts.

Provisions increased from € 12.043m in the previous year to € 25.975m in the 2001/2002 financial year. These mainly comprised provisions for personnel, guarantees and for accounts payable.

In the wake of the merger the share capital increased from € 19.633m to € 25.833m. Additional paid-in capital increased from € 10.048m on 30 September 2001 to € 67.389m on 30 September 2002.

D.4.2 Selected key figures

The equity capital ratio of Carl Zeiss Meditec as of 30 September 2002 improved to approx. 49% (previous year: 23%).

The Group has succeeded in reducing its debt-to-net-worth ratio (ratio of borrowed capital to equity capital) compared to the 2000/2001 financial year. As of 30 September 2002 it was 103% (previous year: Carl Zeiss Ophthalmic: 331%, Asclepion: 35%). This means that Carl Zeiss Meditec is conservatively financed.

In the 2001/2002 financial year the ratio of fixed assets to long-term capital (equity capital and long-term debt, equity-assets ratio II) was 183% (previous year: Carl Zeiss Ophthalmic: 183%, Asclepion: 191%). In the 2001/2002 financial year cover by equity capital (equity-assets ratio I) was 131% (previous year: Carl Zeiss Ophthalmic: 87%, Asclepion: 172%). As of 30 September 2002 there thus exists excess capital coverage. Thus the financing situation of Carl Zeiss Meditec can be regarded as solid and viable in the long term.

As of 30 September 2002 the Group's working capital (current assets net of current liabilities) amounted to € 60.286m (previous year: Carl Zeiss Ophthalmic: € 29.419m, Asclepion: € 32.580m). The increase in working capital was mainly due to the increased accounts receivable that could not be compensated for by the reduction of outstanding debts from related parties. In the 2001/2002 financial year the working capital ratio increased to 31% (previous year: Carl Zeiss Ophthalmic: 22%, Asclepion: 39%).

D.5 Financial position

Cash increased from € 2.144m on 30 September 2001 to € 7.183m at the end of the reporting period. In the reporting period cash increased by € 5.039m. The increase in the previous year was € 0.355m.

The financing of Carl Zeiss Meditec continues to be guaranteed through integration of the Group into the group cash management of the Carl Zeiss Group and through existing credit lines.

a) Net cash provided by from operating activities

Net cash provided by operating activities in the 2001/2002 financial year amounted to € 22.718m compared to € 0.846m in the comparable period in 2000/2001. The main effects in this case are the € 5.325m reduction in inventories that had been increased in the course of the year due to the addition of Asclepion's inventories as a result of the consolidation and the € 8.169m increase in provisions and liabilities. A € 3.614m increase in accounts receivable runs counter to this effect.

b) Net cash provided by investing activities

In the reporting period the Group recorded a cash inflow of € 0.875m from investing activities (previous year: net cash outflow from investing activities totalling € 2.534m). On the one hand this can be attributed to reduced investment in tangible assets from € 2.525m in the previous year to € 1.841m. Primarily, however, Carl Zeiss Meditec was able to acquire Asclepion's capital of € 2.341m through the issue of shares and thus without disbursing funds of its own. The result is an inflow of payments equal to the amount of funds received.

c) Net cash used in financing activities

The position "Net capital used in financing activities" amounted to € 18.085m in the 2001/2002 financial year compared to net capital inflow of € 1.937m in the previous year. The main reason for the outflow of capital is the repayment of net € 17.366m in debts to the group cash management system of the Carl Zeiss Stiftung, Heidenheim a.d. Brenz/Jena.

D.6 Orders on hand

As of 30 September 2002 orders on hand at Carl Zeiss Meditec Group amounted to € 31.200m. Consolidated orders on hand as of 30 September 2001 amounted to € 15.400m. This reflected much improved demand compared to the previous year, particularly in USA.

D.7 Production

D.7.1 Production planning and production

Carl Zeiss Meditec has three production sites. These are located in Jena-Lichtenhain and Jena-Göschwitz (both Germany) and in Dublin/USA.

At the Jena-Lichtenhain site production planning is based on the rolling forecast method used by the sales partners. This means that these draw up rolling sales plans which form the basis for the ordering of individual items and component manufacturing. The final assembly at the Jena-Lichtenhain site is performed exclusively to customer orders so as to keep stocks as low as possible. Such a manufacturing method is also planed for the site Jena-Göschwitz, yet has not been implemented in the 2001/2002 financial year. Production at Dublin is order-related to meet the orders of the marketing partners according to the demand flow principle.

D.7.2 Development of manufacturing capacities

At its Jena-Lichtenhain and Dublin locations Carl Zeiss Meditec compensates for fluctuations in demand by employing loaned staff. In the 2001/2002 financial year loaned employees were deployed at the Jena-Lichtenhain and Dublin production sites. The development of the manufacturing capacities at the Jena-Göschwitz site was shaped by the preparation of production of the new refractive laser system MEL 80™. In this respect, capacity utilisation in the second half of the 2001/2002 financial year was not always optimal.

D.7.3 Quality management

Official registrations and approvals are meanwhile demanded by the majority of markets as a prerequisite for the marketing of medical products. Carl Zeiss Meditec's quality management system has been certified to DIN EN ISO 9001:2000 and DIN EN ISO 13485. The quality management system introduced and applied by the Group has been approved according to the provisions of Directive 93/42EEC. The Group is subject to EU monitoring under Annex II and Annex V in accordance with the above-mentioned directive. Thus, in accordance with the Medical Product Act Carl Zeiss Meditec is entitled to make the declaration of conformity for its products and market these within the European Union with the CE symbol. Carl Zeiss Meditec manufactures its products in conformity with the American standard for 'Good Manufacturing Practice' (GMP), 21 C.F.R. part 820, QSR.

D.7.4 Registrations and approvals

The Group's products are fundamentally aimed at the global market. For this reason, with new devices and systems right from the outset the construction methods, the parts used and the necessary interfaces are all chosen so that they may be used worldwide.

With the exception of refractive lasers, with which registrations and approvals take longer, and above all in the USA und Japan, all products of Carl Zeiss Meditec have approvals in all the major countries.

The Group reserves the right, however, on smaller markets which place high demands on the approvals procedure to forego applying for these approvals in individual cases – and thus to forego the development of the market – so as not to have to reveal its know-how to external auditors.

D.7.5 Product launches

In the 2001/2002 financial year a number of new products were launched on the market.

- VISULAS™ 532s: This is a new, extraordinarily compact and transportable photo-coagulation laser for the treatment of retinal diseases.

- Visucam™ lite: Visucam™ lite was launched on the market in February 2002 and is a mid-segment fundus camera for private ophthalmologists. The device is fully digital and has an easy-to-use archiving software.

- STRATUSOCT™: This product was launched in the 1st half of the past financial year. The STRATUSOCT™ is a system which produces high-resolution images, similar to photographs, of the structures behind the retina. The STRATUSOCT™ is used for diagnosing glaucoma and retinal disorders.

- MEL 80™: This system was launched on the market shortly after the conclusion of the financial year (end of October 2002). In contrast to its predecessor, the MEL 70 G-Scan™, the new system is more compact and also much faster thanks to its higher pulse rate. The MEL 80™ is of significance for Carl Zeiss Meditec inasmuch as that it rounds off the product portfolio of what was formerly Carl Zeiss Ophthalmic.

D.7.6 Procurement

The final product assembly in Jena-Lichtenhain and in Dublin is performed exclusively to customer orders so as to keep stocks as low as possible. Accordingly the release orders for the corresponding components from suppliers are placed one to two months before the production date. The same procurement policy will be applicable to the production at the Jena-Göschwitz site from the 2002/2003 financial year onwards. Carl Zeiss Meditec attaches great significance to long-term partnerships with its suppliers.

D.8 Investments

The investments of the Carl Zeiss Meditec Group in the reporting period were exclusively for office fittings and equipment. They amounted to € 1.841m (previous year: € 2.525m).

D.9 Personnel

As of 30 September 2002 the Carl Zeiss Meditec Group had 869 employees plus 26 trainees. The respective figures for the previous year were 658 employees + 8 trainees at Carl Zeiss Ophthalmic and 238 employees + 13 trainees at Asclepion.

The following graphic provides an overview of the personnel structure at Carl Zeiss Meditec as of 30 September 2002.

Personnel structure at Carl Zeiss Meditec Group*



9.0%
18.0%
4.0%
4.0%
30.0%
18.0%
17.0%
Production
Research and development
Sales and Marketing
Service
Board of Management and commercial sector
Product management
Quality management

** as of 30 September 2002*

D.9.1 Environmental protection

Within the framework of its business activity the Group complies with all the relevant environmental protection provisions.

There is no direct or indirect risk to the environment from the Group's products or production methods.

E Risks in future development

Within the framework of its operating activity (development, manufacture and marketing of devices and systems for diagnosis and treatment in ophthalmology as well as the development, manufacture and marketing of laser systems for dermatological and dental applications) Carl Zeiss Meditec is naturally exposed to a number of risks which are inseparably linked to entrepreneurial activity.

a) Market and competition

The market for medical technology products is a dynamic market. Among the factors affecting the dynamism of the market are the opportunities offered by new applications and methods, and the impact of new clinical findings. Such findings may have a negative impact on existing methods and products and also on new methods and products on which the business success of Carl Zeiss Meditec is founded.

Competition on the market for medical technology will continue to increase; in this respect it is above all the impact of the changes to the social system by the government, especially in countries, in which the treatment of eye disorders is financed to a considerable extent by the health system which could have a negative effect on business developments and earnings position of the Group. If budgets were cut, or the reimbursement of treatment costs were withdrawn for certain types of treatment, this could have a negative impact on the net worth, financial position and earnings of the Group.

Additional uncertainty and potential risks arise from the ongoing weakness of the global economy. This could, above all, be noticeable in the field of privately-financed medical applications such as refractive surgery, and lead to a deterioration in the creditworthiness of the Group's customers and to lost sales which could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

b) Product cycles and dependency on suppliers

Medical technology is seeing rapid development in many areas. New scientific findings lead to shorter development and product cycles.

The success of Carl Zeiss Meditec is determined to a great extent by the development of new, innovative products in the fields of ophthalmology and laser medicine and by recognising new technology trends at an early stage and turning these into appropriate products. Should the Group lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Group.

The ever-closer co-operation with suppliers in the wake of general cost pressure and the complexity of the constituent parts leads to new dependencies, which could have a negative impact on the production and sale of the Group's products, as well as on their quality.

c) Patents and intellectual property

As far as the Group is aware, it is not in violation of patent laws or other industrial property rights of any third parties. The possibility that a third party may assert claims against Carl Zeiss Meditec for the violation of industrial property rights cannot, however, be ruled out. Such a violation could under certain circumstances cause delays in the delivery of products or, in the event of a court deciding against the Group, oblige the Group to enter into agreements on fees and licence payments. Such copyright and license agreements could, under certain circumstances, only be available at unacceptable conditions. A law suit against the Group due to the violation of industrial property rights could therefore have a considerable negative impact on the net worth, financial situation and earnings of Carl Zeiss Meditec.

The competitive position of Carl Zeiss Meditec depends on securing its technological innovations. So as to guarantee these, the Group acquires patents for its own and third-party inventions and takes measures to protect its business secrets. The expiry of proprietary rights and patents could lead to new competitors entering the market or existing rivals gaining in strength.

d) Approval of products

In the medical technology and the health service sectors there are strict approval procedures; these vary greatly from country to country. If necessary approvals are not granted for the Group's products this can have a negative impact. There is no guarantee that the numerous registrations of Carl Zeiss Meditec will continue to be valid in the future, nor renewed and attained in good time for new products. Furthermore, it cannot be excluded that the registration requirements will not become stricter in the future. This could reduce sales and the future growth of the Group, which would have a negative impact on the earnings of Carl Zeiss Meditec.

e) Risk of product defects, product liability risk

The products manufactured and marketed by Carl Zeiss Meditec are used for medical and cosmetic purposes with the effect that any erroneous functioning on the part of the devices could lead to patients and/or customers incurring injuries. Despite the use of all justifiable measures in quality control, sources of errors cannot be excluded in full. Although the Group has to date not been obliged to pay any important compensation claims arising from product liability, it cannot be excluded that it will not face such claims in the future. A particular risk is posed by potential product liability claims brought against the Group in the USA as the damages awarded by the courts there may be very large indeed. It cannot be excluded that the existing insurance cover for the Group does not ensure sufficient cover for potential warranty claims in the USA.

f) Risks arising from integration

In order to obtain the full benefit of synergies from the merger of Carl Zeiss Ophthalmic and Asclepion the new Company needs to integrate quickly and successfully numerous and hitherto largely separate activities such as procurement, research and development, logistics, marketing, sales and service. If this is not successful, or is only partially successful, it will only be possible to achieve the desired synergies to a limited extent or not at all, despite the efforts and costs involved in integration.

g) Development of exchange rates

Our global presence and distribution to virtually every country in the world leads to global supplier and buyer relationships involving payment flows in various different currencies. The purchase of goods and services is predominantly conducted in euro. One exception to this is the purchase of products of the American subsidiary Carl Zeiss Meditec, Inc., Dublin/USA, by the parent company in Jena, which are conducted in US dollars. Likewise deliveries from Germany to this subsidiary are also invoiced in US dollars. Any resulting fractions as well as larger claims against third parties in foreign currencies are recorded on a regular basis and hedged using suitable financial instruments such as forward currency transactions. This was the case for receivables in foreign currencies in the past.

h) Group companies

Through its group companies Carl Zeiss Meditec is exposed to the respective risk environment of the group company. An encumbrance for the Group and Carl Zeiss Meditec AG itself may arise out of relations to these companies due to legal and contractual liabilities and commitments.

In order to identify and appraise the stated risks in good time, and so as to counter the risks and comply with the Act on Control and Transparency in Stock Corporations *(KonTraG)*, a uniform, pan-group risk management system has been launched in accordance with the regulations of the Carl Zeiss Group. The risk management system is an integral part of the entire controlling and reporting process and ensures the systematic recording, evaluation and communication of risks.

The essential features of the risk management system are:

- Retention of existing responsibilities and regular monitoring by a central 'Risk Manager'
- Risk identification and evaluation in risk matrices
- Risk reporting on the basis of given thresholds for relevant risks
- Initiation of measures to avoid and/or lower risks

F Research and development

The consolidated expenses for research and development prior to grants, allowances and subsidies amounted to € 22.413m (previous year: € 20.051m). Taking into account these grants, in the 2001/2002 financial year the Carl Zeiss Meditec spent a sum of € 21.342m on research and development (previous year: € 19.237m). For the 2001/2002 financial year this corresponds to a ratio of 10.4% of sales (previous year: 10.0%).

Focal points of research and development were the winding up of development activities for the new products VISULAS™ 532s, VISUCAM™ lite and STRATUSoct™. Of major significance in this field was the research and development work on the new MEL 80™ refractive laser system, which was presented to the public for the first time ever after the conclusion of the financial year at the American Academy of Ophthalmology (AAO) trade fair, which took place at the end of October 2002. The MEL 80™ is of significance for Carl Zeiss Meditec inasmuch as that it rounds off the product portfolio of what was formerly Carl Zeiss Ophthalmic.

The Group plays a major role in a number of inter-company future projects. To this end the global network and competence of the Carl Zeiss Group is used on an intensive basis. Thus Carl Zeiss Meditec is co-operating with other companies and institutes in a major alliance on a new process for the correction of vision defects with the aid of ultra short-pulsed lasers (femto-second lasers).

The Group's innovation pipeline is extremely well stocked with numerous other development and research projects. These projects range from minimally-invasive, intraocular operations, through extensive biometric and functional measurement of the eye, to complete diagnostics for the retina, as well as the SaveDent/PAD project in the Dental unit.

G Events after the balance-sheet date

Immediately after the balance-sheet date, on 9 October 2002, Carl Zeiss Meditec announced the launch of direct sales in Japan. Thus Carl Zeiss Meditec is also represented on the important Japanese market through its own subsidiary.

The affiliated company Carl Zeiss Meditec Ltd., Edinburgh/Scotland (formerly Asclepion-Meditec Ltd.) is to be restructured. In Italy negotiations are currently being conducted on the optimisation of the sales structure and, where appropriate, on the merger of the group company Asclepion-Meditec S.R.L., Milan/Italy with Carl Zeiss S.p.A., Arese, Milan/Italy.

Following the balance sheet date Carl Zeiss Meditec AG, Jena, filed a lawsuit concerning the bulk of the loans in order to recover a substantial part of the loans. The corresponding risks were already taken into account.

H Outlook

Renowned research economists such as the Deutsche Institut für Wirtschaftsforschung (DIW) do not predict any significant economic growth for the 2002/2003 financial year. In the most important regions for Carl Zeiss Meditec experts reckon with the following growth rates in the gross domestic product (gdp): USA: 2.7%, European Region: 1.8%, Germany: 1.4% and Japan: 1.2%. The market for medical technology products has not remained unaffected by the state of the global economy and a number of deflationary factors. Carl Zeiss Meditec's response to the increasingly cutthroat competition is to launch new, innovative products. As the result of these new products the Group is expecting to see rising sales figures in the diagnosis segment of the Vision business unit. Prices should largely remain stable. In the laser sector (including refractive lasers) only a weak recovery is anticipated for the 2002/2003 financial year. However, in this respect the intention is that the new MEL 80™ refractive laser will help to gain a further share of the market in which the product has been approved. The Group assumes that in the 2002/2003 financial year, and also in the years thereafter, the Vision business unit will make a significant contribution to the Group's earnings. Due to the high recognition level of the 'Zeiss' brand and the global distribution network, Carl Zeiss Meditec sees itself well positioned in the international competitive field and assumes an important improvement of the earnings situation.

Considerable competitive pressure is to be anticipated in the Aesthetic unit in the coming financial year. However the business unit should stabilise its market position thanks to the streamlining of its product portfolio and its excellent technology position. The Dental business unit is expected to develop continously on the basis of longstanding OEM relationships.

Data for the economy as a whole also influence the development of results of Carl Zeiss Meditec. Although the Group expects to exceed this year's sales level, drastic cost cutting and intensified efforts in marketing will be necessary if the targeted, substantially improved profits are to be achieved.

On the basis of the pro forma consolidated sales for the 2001/2002 financial year, consolidated sales should increase by at least 10% in the 2002/2003 financial year. In the 2002/2003 financial year the Group's operating result margin (EBIT margin) should be significantly higher than that of the previous year.

The seven-point plan presented at the end of the 2001/2002 financial year is being implemented as scheduled. A number of successes have already been attained. These include the market launch of two new products, one of which is the refractive laser MEL 80™; the bundling of activities in the field of research and development; as well as the integration of refractive laser systems into the direct sales activities of Carl Zeiss Meditec and the sales channels of the Carl Zeiss Group for major markets. Among the next milestones are the commencement of the approval procedures for refractive lasers in the USA and Japan; the conclusion of the integration of Carl Zeiss Ophthalmic and Asclepion by 31 December 2002; the establishment of viable business models in the Aesthetic and Dental divisions by the end of the second quarter of the 2002/2003 financial year; and the complete adoption of the Corporate Governance Codex on the general meeting of Carl Zeiss Meditec AG on 12 March 2003. At this general meeting the shareholders are to adopt resolutions on the changes in the articles of association necessary for the adoption of the Corporate Governance Codex.

In addition to rapid rise in market penetration, in particular in the segment for refractive laser systems, a further strategic goal of Carl Zeiss Meditec is the expansion of the technological and product portfolio. New single products and intelligent networked systems – up to the complete management of eye treatments – are to make a positive contribution to the Group's economic growth.

Jena, 2 December 2002
Carl Zeiss Meditec AG

Ulrich Krauss	Bernd Hirsch	Dr Walter-Gerhard Wrobel
President and CEO	Member of the	Member of the
	Board of Management	Board of Management

Consolidated income statement for the financial years 2000/2001 and 2001/2002

The Carl Zeiss Meditec figures cannot be compared to the total of the previous year's figures of Carl Zeiss Ophthalmic and Asclepion.*

(in € '000)	*Notes*		Carl Zeiss Ophthalmic Financial year 2000/2001		Asclepion Financial year 2000/2001		Carl Zeiss Meditec Financial year 2001/2002
Net sales	*1o, 18*		193,291		40,946		204,562
Costs of goods sold	*1q*		(122,410)		(20,000)		(133,891)
Gross profit			70,881		20,946		70,671
Selling and marketing expenses	*1q*		(31,028)		(13,949)		(32,960)
General and administrative expenses			(7,201)		(4,929)		(8,408)
Research and development expenses		(20,051)		(7,323)		(22,413)	
minus government grants received		814	(19,237)	1,101	(6,222)	1,071	(21,342)
Amortisation of goodwill	*1j*		(235)		(320)		(228)
Other operating income / (expense)			473		(441)		207
Foreign currency gains / (losses), net	*1d, 1m*		18		(46)		485
Operating income			13,671		(4,961)		8,425
Foreign currency gains / (losses), net			-		-		(31)
Interest income / (loss), net			(2,519)		683		(3,142)
Appreciation, depreciation and valuation adjustments on financial assets	*1g*		-		(5,926)		24
Income before income taxes	*17*		11,152		(10,204)		5,276
Income tax benefit / (expense)	*1n, 17*		(4,359)		2,818		(1,895)
Net income / (loss)			6,793		(7,386)		3,381
Earnings per share (€):	*1s*						
Basic			0.35		(1.19)		0.16
Diluted			0.35		(1.19)		0.16
Average number of shares outstanding:	*1s*						
Basic			19,633,300		6,200,000		21,128,095
Diluted			19,633,300		6,200,000		21,128,095

We refer to following notes to consolidated financial statements.

* *In the 2001/2002 financial year the consolidated statement of Carl Zeiss Meditec includes Carl Zeiss Ophthalmic for 12 months and Asclepion for 3 months (July to September 2002) - as according to US GAAP the merger is regarded as a reverse acquisition.*
The figures for Carl Zeiss Ophthalmic and Asclepion both cover the full financial year, i.e. 12 months.

Consolidated Balance Sheet as of 30 September 2001 and 30 September 2002

The Carl Zeiss Meditec figures cannot be compared to the total of the previous year's figures of Carl Zeiss Ophthalmic and Asclepion.

(in € '000)	*Notes*	Carl Zeiss Ophthalmic 30 September 2001	Asclepion 30 September 2001	Carl Zeiss Meditec 30 September 2002
Assets				
Current assets:				
Cash	*1f*	2,144	11,039	7,183
Trade accounts receivable, net of allowances of € 8.459m as of 30 September 2002 and € 2.743m as of 30 September 2001 at Carl Zeiss Ophthalmic and € 2.096m as of 30 September 2001 at Asclepion	*1g, 4*	21,052	17,155	40,156
Accounts receivable from related parties	*3*	27,065	-	16,848
Inventories	*1h, 5*	38,672	14,710	44,169
Prepaid expenses		1,284	138	1,294
Deferred income taxes	*1n, 17*	7,009	710	6,960
Other assets		162	3,274	4,440
Total current assets		97,388	47,026	121,050
Property, plant and equipment, net	*1i, 2, 6*	28,187	11,443	33,925
Goodwill	*1j, 2*	1,185	3,798	16,098
Other intangible assets, net	*1k, 2, 7*	29	538	6,537
Other long-term accounts receivable, net of allowances of € 0.962m as of 30 September 2002 and € 0m as of 30 September 2001 at Carl Zeiss Ophthalmic and € 0.205m as of 30 September 2001 at Asclepion	*1g, 4*	24	4,901	3,142
Investments	*8*	-	1,296	129
Loans	*1g, 8*	-	9,960	4,874
Deferred income taxes	*1n, 17*	5,968	3,728	7,878
Total assets		**132,781**	**82,690**	**193,633**

We refer to following notes to consolidated financial statements.

(in € '000)	*Notes*	Carl Zeiss Ophthalmic 30 September 2001	Asclepion 30 September 2001	Carl Zeiss Meditec 30 September 2002
Liabilities and shareholders' equity				
Current liabilities:				
Short-term debt	*11*	-	1,616	1,368
Current portion of long-term debt	*12*	-	178	179
Current portion of capital lease obligations	*14*	416	601	1,314
Trade accounts payable		9,029	1,539	9,419
Accounts payable to related parties	*3*	36,207	-	13,601
Income taxes payable		4,979	42	160
Deferred income		4.585	313	4.997
Deferred income taxes	*1n, 17*	349	209	8
Accrued expenses	*9*	12,043	6,386	25,975
Other current liabilities		361	3,562	3,743
Total current liabilities		67,969	14,446	60,764
Long-term debt, net of current portion	*12*	-	5,207	5,027
Capital lease obligations, less current portion	*14*	32,709	931	30,573
Long-term deferred income		1,053	-	1,118
Deferred income taxes	*1n, 17*	-	544	396
Other liabilities		220	163	426
Total liabilities		101,951	21,291	98,304
Shareholders' equity:				
Ordinary shares, imputed nominal value € 1.00, 25,833,300 shares authorized, issued, and outstanding		19,633	6,200	25,833
Additional paid-in capital		10,048	60,669	67,389
Retained earnings / (deficits)		2,093	(4,711)	5,474
Accumulated other comprehensive income / (loss)	*1r*	(944)	(759)	(3,367)
Total shareholders' equity	*16*	30,830	61,399	95,329
Total liabilities and shareholders' equity		132,781	82,690	193,633

We refer to following notes to consolidated financial statements.

Consolidated statement of cash flow as of 30 September 2001 and 30 September 2002

(in € '000)	*Notes*	Carl Zeiss Ophthalmic 30. September 2001	Carl Zeiss Meditec 30. September 2002
Cash flow from operating activities:			
Net income		6,793	3,381
Adjustments to reconcile net income to net cash provided by / (used in) operating activities			
Depreciation and amortisation	*1i, 1j, 6, 7*	5,636	5,297
Loss on disposal of fixed assets	*1i*	44	7
Change in working capital:			
Trade accounts receivable	*1g, 4*	1,127	(3,614)
Inventories	*1h, 5*	(8,798)	5,325
Prepaid expenses and other current assets		(357)	1,876
Deferred taxes	*1n, 17*	(241)	1,581
Trade accounts payable		406	1,773
Income taxes payables		(1,929)	(1,848)
Other accrued expenses and liabilities	*9*	(1,996)	8,169
Deferred income		161	771
Total adjustments		(5,947)	19,337
Net cash provided by operating activities		846	22,718
Cash flow from investing activities:			
Purchase of fixed assets	*6*	(2,525)	(1,841)
Purchase of intangible assets	*7*	(9)	-
Proceeds from repayment of loans		-	199
Proceeds from sale of fixed assets	*1i*	-	176
Net assets aquired, net of cash received	*2*	-	2,341
Net cash provided by / (used in) investing activities		(2,534)	875
Cash flow from financing activities:			
Proceeds from issuance of short-term debt	*11*	-	(129)
Proceeds from issuance of long-term debt	*12*	-	(48)
Increase / (decrease) in liabilities due to Treasury	*3*	13,851	(26,807)
Increase / (decrease) in receivables from Treasury	*3*	(5.665)	9,441
Repayments under capital lease contracts	*14*	(1,549)	(875)
Proceeds from sale and lease-back transactions	*14*	-	281
Distribution to Group Treasury	*3*	(4,700)	-
Proceeds from issuance of common stock	*16*	-	52
Net cash used in financing activities		1,937	(18,085)
Effect of exchange rate changes		106	(469)
Net increase in cash		355	5,039
Cash, beginning of the year		1,789	2,144
Cash, end of the year		2,144	7,183
Supplemental disclosures of cash flow information:			
Interest paid		3,024	3,725
Income taxes paid		715	3,705
Non-cash transactions:			
Finance lease	*14*	-	240
Purchase of consolidated companies against issuance of 6,200,000 shares at a price of € 10.19	*2*	-	63,414

We refer to following notes to consolidated financial statements.

Development of consolidated shareholders' equity

(in € '000)

	Share capital	Additional paid-in capital	Retained earnings (deficit)	Accum. other comprehensive income (loss)	Total share-holders' equity
As per 1 October 2000	**19,633**	**10,048**			**29,681**
Comprehensive income:					
Net income			6,793		6,793
Other comprehensive loss				(944)	(944)
Comprehensive income					5,849
Distribution to Treasury			(4,700)		(4,700)
As per 30 September 2001	**19,633**	**10,048**	**2,093**	**(944)**	**30,830**
Comprehensive income:					
Net income			3,381		3,381
Other comprehensive loss				(2,423)	(2,423)
Comprehensive income					958
Capital contribution from shareholders		52			52
Fictitious capital contribution from shareholders		75			75
Capital contribution from shareholders	6,200	57,214			63,414
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**95,329**

We refer to following notes to consolidated financial statements.

Development of consolidated fixed assets

(in € '000)							Purchase/manufacturing cost
	01.10.2001	Additions	Additions from acquisitions	Transfers	Disposals	Currency adjust-ments	30.09.2002
Goodwill and other intangible assets							
Goodwill	3,440	-	15,216	-	-	(263)	18,393
Self-constructed software	-	-	444	-	-	-	444
Other intangible assets	222	-	6,733	(222)	-	-	6,733
	3,662	-	22,393	(222)	-	(263)	25,570
Property, plant and equipment:							
Standard software	-	27	11	222	-	7	267
Land, buildings and leasehold improvement	27,027	3	5,910	-	93	(2,073)	30,774
Plant and machinery	11,339	588	2,113	302	1,508	(816)	12,018
Other fixtures and fittings, tools and equipment	10,234	2,490	686	167	579	(251)	12,747
Payments on account and tangible assets in course of construction	76	585	-	(469)	-	(13)	179
	48,676	3,693	8,720	222	2,180	(3,146)	55,985
Financial assets:							
Investments	-	-	129	-	-	-	129
Other loans	-	7	5,073	-	250	-	4,830
	-	7	5,202	-	250	-	4,959
	52,338	3,700	36,315	-	2,430	(3,409)	86,514

Accumulated depreciation and amortisation							Residual book values	
01.10.2001	Currency adjustments	Disposals	Appre-ciation	Transfer	Disposals	30.09.2002	30.09.2002	30.09.2001
2,255	(188)	228	-	-	-	2,295	16,098	1,185
-	-	31	-	-	-	31	413	-
193	-	609	-	(193)	-	609	6,124	29
2,448	**(188)**	**868**	**-**	**(193)**	**-**	**2,935**	**22,635**	**1,214**
-	7	20	-	193	-	220	47	-
4,465	(456)	1,686	-	-	109	5,586	25,188	22,562
8,608	(656)	1,293	-	-	1,409	7,836	4,182	2,730
7,416	59	1,422	-	-	479	8,418	4,329	2,818
-	-	-	-	-	-	-	179	76
20,489	**(1,046)**	**4,421**	**-**	**193**	**1,997**	**22,060**	**33,925**	**28,187**
-	-	-	-	-	-	-	129	-
-	-	8	(32)	-	20	(44)	4,874	-
-	**-**	**8**	**(32)**	**-**	**20**	**(44)**	**5,003**	**-**
22,937	**(1,234)**	**5,297**	**(32)**	**-**	**2,017**	**24,951**	**61,563**	**29,401**

Notes to the consolidated financial statements according to US GAAP

(1) Subject matter of the enterprise, accounting policies and practices

(a) Presentation of the Enterprise

Pursuant to the announcement of 25 March 2002, Asclepion-Meditec AG, Jena (hereafter abbreviated to 'Asclepion') and Carl Zeiss Ophthalmic Systems AG, Jena (hereafter 'Carl Zeiss Ophthalmic') were merged into Carl Zeiss Meditec AG, Jena (hereafter 'Carl Zeiss Meditec' or the 'Company'). The amalgamation of Carl Zeiss Ophthalmic and Asclepion was effected by transferring the entire assets of Carl Zeiss Ophthalmic, including all rights and obligations, to Asclepion. On entry of the merger in the Asclepion commercial register on 4 July 2002, all rights and obligations, including all liabilities, of Carl Zeiss Ophthalmic were transferred to Asclepion. The transferring company, Carl Zeiss Ophthalmic, ceased to exist and its shareholders became shareholders of Asclepion.

Carl Zeiss Ophthalmic was founded as a 'GmbH' (private limited company) with articles of partnership dated 9 July 2001 under the name of ABWIRT Erste Verwaltungsgesellschaft mbH ('ABWIRT'), based in Hamburg and entered in the commercial register of the Local Court of Hamburg on 13 November 2001 under HRB 81708. Carl Zeiss Jena GmbH, Jena, ('Carl Zeiss Jena') purchased all the shares in ABWIRT by means of a purchase and transfer agreement dated 14 December 2001. The change of name and corporate status of ABWIRT into Carl Zeiss Ophthalmic Systems AG and the transfer of the head office to Jena were also resolved on 14 December 2001. The change of name and the corporate form change were entered in the commercial register at Hamburg Local Court under HRB 83007 on 7 March 2002. The transfer of the head office was entered on the commercial register at Gera Local Court under the number HRB 9234 on 10 May 2002. The share capital of Carl Zeiss Ophthalmic amounted to € 50,000 and comprised 50,000 no-par-value bearer shares.

By means of a hiving-off and take-over agreement dated 28 March 2002, which named Carl Zeiss Ophthalmic as the assuming legal entity, Carl Zeiss Jena hived off all the assets and liabilities belonging to the Ophthalmology division of Carl Zeiss Jena ('OG division'), including all rights and obligations, to Carl Zeiss Ophthalmic. The OG division covered the development, manufacture and distribution of ophthalmic diagnostic and therapy equipment. In return for the transfer of the OG division to Carl Zeiss Ophthalmic, Carl Zeiss Jena , as the transferring legal entity, received 3,000,000 new no-par-value bearer shares of Carl Zeiss Ophthalmic which were created by means of a capital increase against contributions in kind. This raised Carl Zeiss Ophthalmic's share capital by € 3.0m from € 50,000 to € 3.050m. The capital increase was entered on the commercial register on 16 May 2002.

As the result of the post-formation and contribution agreement with Carl Zeiss Ophthalmic dated 17 May 2002, Carl Zeiss Beteiligungs-GmbH, based in Heidenheim an der Brenz, transferred all its shares in Carl Zeiss Ophthalmic Systems, Inc., Dublin, USA (hereafter abbreviated to 'Carl Zeiss Ophthalmic Systems Inc.'), to Carl Zeiss Ophthalmic. In return for contributing the shares in Carl Zeiss Ophthalmic Systems, Inc. Carl Zeiss Betei-ligungs-GmbH, as the contributing company, received a total of 2,930,400 new no-par-value bearer shares in Carl Zeiss Ophthalmic. In order to carry out the contribution, the share capital of Carl Zeiss Ophthalmic to the amount of € 3.05m was raised to € 5.98m by issuing a further 2,930,400 new no-par-value bearer shares. The contribution was subject to condition precedent that the capital increase for the merger of Carl Zeiss Ophthalmic with Asclepion-Meditec AG, Jena, would be entered on the commercial register of Asclepion-Meditec AG. The capital increase was entered on the commercial register on 04 July 2002. Under the merger, Asclepion and Carl Zeiss Ophthalmic were fully amalgamated and subsequently the new entity continues legal and commercial operations as a single, unified company and retains its head office in Jena.

The legal basis of the merger is the Merger Agreement between Carl Zeiss Ophthalmic and Asclepion. The supervisory boards of both companies approved the draft of the Merger Agreement, drawn up by the management boards of the companies on 28 March 2002. In order to come into force, the Merger Agreement requires authentication by a notary and the approval of the shareholder meetings of Carl Zeiss Ophthalmic and Asclepion. The unchanged version of the draft of the Merger Agreement of 28 March 2002 was authenticated by a notary on 16 April 2002.

According to the exchange ratio fixed by the management boards of Asclepion and Carl Zeiss Ophthalmic on the basis of the independent assessor's evaluation, Asclepion granted Carl Zeiss Ophthalmic shareholders a total of 19,633,300 new Asclepion shares. As a result, Carl Zeiss Ophthalmic shareholders will hold a share of almost 76% in Carl Zeiss Meditec. Specifically, Asclepion will grant 10,012,970 of its shares to Carl Zeiss Jena GmbH in exchange for 3,050,000 Carl Zeiss Ophthalmic shares and 9,620,330 Asclepion shares to Carl Zeiss Beteiligungs-GmbH in exchange for 2,930,400 Carl Zeiss Ophthalmic shares. Approx. 3.28294 Asclepion shares will thus be afforded for every Carl Zeiss Ophthalmic share.

Asclepion shareholders approved the merger proposal at their general meeting on 28 May 2002, as did the Carl Zeiss Ophthalmic shareholders on 21 May 2002. With effect of the merger coming into effect by virtue of the latter being recorded on the commercial register at the domicile of Asclepion on 4 July 2002, Carl Zeiss Ophthalmic shares were discontinued, just as the company itself ceased to exist. Its shareholders became shareholders of Asclepion ipso jure according to the ratio of exchange stipulated in the Merger Agreement, or – upon the change of the company's name becoming effective – of Carl Zeiss Meditec.

Carl Zeiss Meditec is engaged in the development, production, and marketing of medical laser systems. The Company's headquarters are located at Jena, Germany's traditional centre for optical and optical-related technologies, including lasers. The Company has wholly-owned subsidiaries in Germany, the United Kingdom, Italy and the United States of America ('USA').

Carl Zeiss Meditec is involved in three major markets: ophthalmology, dermatology/cosmetic laser surgery and dentistry. The Group's customers are specialists in private practice, clinics and hospitals worldwide.

(b) Basis of presentation

The attached consolidated financial statements were prepared in compliance with generally accepted accounting principles of the USA ('US GAAP'). The Company's accounts are prepared pursuant to German statutory provisions according to the principles of orderly accounting ('German GAAP'). German GAAP deviate from US GAAP. For this reason the Carl Zeiss Meditec has conducted certain adjustments so as to ensure that the consolidated financial statements comply with US GAAP.

The merger of Carl Zeiss Ophthalmic and Asclepion was treated as a reverse acquisition. Herunder, the legal transferor is the acquiring enterprise for accounting purposes, since Carl Zeiss Ophthalmic shareholders receive the majority of the voting rights in the merged company following the merger. Within the scope of the initial consolidation the assets and liabilities of Asclepion were carried at their fair value. Acquisition costs in excess of the fair value of the transferred net assets were carried as goodwill. Asclepion and its subsidiaries are included in financial statements of Carl Zeiss Meditec from 04 July 2002 (or for reasons of simplification from 1 July 2002) onwards.

According to the principles of reverse acquisition, the consolidated financial statements to US GAAP of acquirer Carl Zeiss Ophthalmic must be shown as a previous year's disclosure. Accordingly, the following comparative figures for the previous year relate to Carl Zeiss Ophthalmic. Besides the figures for Carl Zeiss Ophthalmic, the previous year's figures for Asclepion to US GAAP must be shown in the consolidated balance sheet and income statement.

(c) Principles of consolidation

The consolidated statement includes the statements of Carl Zeiss Meditec and its subsidiaries. All the essential consolidated accounts and transactions within the Group have been eliminated in the consolidated financial statements.

(d) Foreign currency translation

The financial statements of the German Group companies and the Italian subsidiary were prepared using the euro as the functional currency. The annual financial statements of the subsidiaries in the United Kingdom and the USA were prepared in the respective national currencies and then converted into euro. All the items on the balance sheet were converted at the valid exchange rate on the balance sheet date. The income statement was converted at the exchange rates applicable during the financial year. Differences arising from the conversion of currency compared to the previous year are shown under Other comprehensive income (loss) within the shareholders' equity.

Transactions by the Company's German operations, as well as those of the subsidiaries in the United Kingdom, Italy and the USA, which were effected in foreign currencies, are converted to the respective national currency. The resulting income or expenses are disclosed in the net result for the year.

(e) Use of estimates

The preparation of annual financial statements in accordance with the principles of orderly accounting necessitates certain assumptions and estimates. These relate to assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the amount of income and expenses in the reporting period. The actual results may differ from these estimates.

(f) Cash

Cash on hand and cash deposits at banks are shown as cash. The book value of these items basically corresponds to their market value.

(g) Trade accounts receivable and loans

Trade accounts receivable and loans are recorded at cost, less related allowance for impaired receivables and loans. Immediate valuation adjustments are made on doubtful receivables and loans associated with discernible risks and unrecoverable receivables are written off. Long-term debts and loans are discounted; accrued interest is shown as income by the straight-line method.

(h) Inventories

Inventories are valued at purchase or manufacturing cost, or at the lower market value. Costs are primarily determined on the basis of the weighted average cost method. Manufacturing costs include materials and labour, as well as proportionate manufacturing and material overheads including depreciation.

(i) Property, plant and equipment

Property, plant and equipment are valued at purchase or manufacturing costs minus accumulated depreciation. Depreciation is calculated by the straight-line method over the useful economic life. The following depreciation periods are applied:

Standard software	3-5 years
Buildings and leasehold improvements	3-44 years
Plant and machinery, other fixtures and fittings, tools and equipment	1-23 years

Leasehold improvements are depreciated over their customary service life. This is limited, however, to the term of the rental or lease agreement. Useful life is evaluated regularly by the management in light of current technological developments. Maintenance and repairs are charged to expenses, while renewals and improvements that extend useful lives or increase capacity are capitalised. Upon the sale or retirement of property and equipment, the accounts are relieved of the acquisition cost and related accumulated depreciation, and any resulting gain or loss included in the income statement.

(j) Goodwill

The goodwill resulting from the purchase of Humphrey Instruments, Inc. ('Humphrey'), a subsidiary of Allergan Inc. in 1991, is amortised over the expected useful life of 15 years using the straight-line method. The amortisation amounts to € 0.235m and € 0.228m for the financial years ending on 30 September 2001 and 2002 respectively. Accumulated amortisation amounted to € 2.255m and € 2.295m respectively for the financial years ending 30 September 2001 and 2002.

Goodwill resulting from the merger of Carl Zeiss Ophthalmic and Asclepion, amounting to € 15.216m is calculated by subtracting the acquisition price from the fair value of the transferred net assets. This goodwill is tested for impairment annually and not subject to amortisation.

Starting 1 October 2002 the Group will adopt Statement of Financial Accounting Standards (SFAS) No. 142, 'Goodwill and other intangible assets'. Upon adoption, goodwill is not amortised. According to this Statement the carrying amount of goodwill is tested for impairment annually. Impairment is measured as the excess of carrying value over the fair value.

(k) Other intangible assets

Expenses for in-house software development are shown in the balance sheet conforming to SFAS 86 'Accounting for the costs of computer software to be sold, leased or otherwise marketed' at purchase cost minus accumulated amortisation. Carl Zeiss Meditec develops software for its products, and this forms an integral part of the equipment as sold. The capitalisation of expenses for software development begins with an analysis of technical feasibility and ends with the first sale of the product. Capitalised software is amortised according to its anticipated life cycle (4-6 years). Accumulated amortisation amounted to € 0 and € 31,000 respectively for the financial years ending 30 September 2001 and 2002.

Intangible assets (excluding in process research and development) identified within the scope of the acquisition of Asclepion (purchase price allocation) are valued at purchase cost minus accumulated amortisation and are written off over an average term of 5 years (see 2).

(l) Long-lived assets

The Group reviews the value of long-lived assets, including intangible assets, whenever events or changed circumstances indicate that the book value of an asset may exceed its fair value. The examination of the value of assets actually used first requires a comparison of its book value with the future non-discounted cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised then is the amount by which the book value of the assets exceeds their fair value. Estimated fair value is generally based on either an appraised value or measured by the discounted estimated future cash flow. Actual results may thus vary significantly from such estimates. The development of fixed assets may be seen in the fixed-asset movement schedule.

(m) Financial instruments and risk provisioning

Fair value of financial instruments – The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The financial instruments of the Group primarily consist of liquid assets, trade accounts receivable, accounts payable, short-term debt and other current liabilities. In view of their short-term character, their book values approximate to their market values as of 30 September 2001 and 2002.

Derivative financial instruments - The Group concludes currency futures contracts to hedge against its exchange risks on the basis of planned transactions in foreign currencies. These contracts generally cover a period of less than one year. The par value of these futures contracts is not recognised in the consolidated financial statements.

The contracts are stated at the fair value as at 30 September 2002 and are included in the provisions and other current assets, whereby the respective profit or loss is reported in the consolidated income statement as a currency gain or loss. As of 30 September 2001 the Group does not own derivative financial instruments. Premiums paid or received on futures contracts were taken into account when determining profit over the term of the futures contracts. The Management Board of Carl Zeiss Meditec is regularly consulted in decisions on risk provisioning. The Group does not own derivative financial instruments for trading purposes, nor does it issue such contracts.

In June 1999 the Financial Accounting Standard Board ('FASB') published the Statement of Financial Accounting Standards ('SFAS') No. 133 'Accounting for derivative instruments and hedging activities'. In June 2000 SFAS 133 was defined and expanded by SFAS 138. SFAS 133 and SFAS 138 stipulate that all derivative financing instruments in the balance sheet must be disclosed at the fair value. The disclosure of changes in the fair value of a derivative financing instrument (i.e. profit or loss) depends on the intended purpose of the derivative instrument and the provision resulting therefrom. The application of this ruling is mandatory for all quarterly financial statements for the period starting 15 June 2000. The application of SFAS 133 or SFAS 138 did not have a significant impact on the consolidated financial statements of Carl Zeiss Meditec.

Profit or loss from the valuation of derivative financial instruments to the amount of € 0.154m are posted under foreign currency gains and losses.

(n) Taxes on income and earnings

Taxes on income and earnings are computed annually by the asset and liability method pursuant to SFAS 109 'Accounting for income taxes'. All liabilities or claims relating to taxes on income, earnings, capital and property arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced as necessary to the amount that is likely to be realised. Taxes on income and earnings comprise the tax payable or refundable for the reporting period, plus or minus the change in deferred tax. The effects of a change in tax rates on deferred tax assets and liabilities are recognised in income for the period in which the change was announced.

(o) Revenue recognition

The Group generates sales from selling products and services on the basis of contracts. A sale is effected when all the parts of the product have been delivered or the service has been provided, the risks have passed, the payment is agreed or can be determined, no substantial obligations towards the customers are outstanding and payment of the receivable is deemed probable. Sales are taken as the net amount after subtraction of dealer commissions, trade discounts, customer allowances and rebates.

Maintenance revenue from service contracts is realised on a proportional basis throughout the contractual period of performance.

In December 1999 the US Securities and Exchange Commission (SEC) published Staff Accounting Bulletin No. 101 entitled 'Revenue recognition in financial statements' (SAB 101). SAB 101 contains general and specific guidelines regarding the periods in which sales revenue is to be disclosed. We believe that our accounting principles regarding the disclosure of sales revenue comply with the provisions of SAB 101.

(p) Advertising

Advertising costs are treated as expenses. In the financial years ending 30 September 2001 and 2002 they amounted to € 3.715m and € 1.519m, respectively.

(q) Product-related costs

Research and development costs and marketing and selling expenses are charged to expenses as incurred. Research and development subsidies are set off separately from expenses at the time the entitlement to the corresponding subsidy arises. Provisions for estimated warranty costs are formed in the period in which the related sales are generated; these provisions are regularly adjusted to reflect actual experience.

The group classifies shipping and handling costs billed to customers as revenue and the corresponding freight costs in the cost of goods sold. In the 2001/2002 financial shipping and handling costs not billed to customers amount to € 1.726m (previous year: € 1.442m) and are shown in the selling and marketing expenses.

(r) Other comprehensive income

SFAS 130 'Reporting comprehensive income' commits companies to disclosing 'Other comprehensive income'. Besides net income/loss it also includes other comprehensive income. These are all equity changes which have no effect on the operating result and which are not related to transactions with shareholders. Both 'other comprehensive income' and 'comprehensive income' are shown in the development of consolidated shareholders' capital.

(s) Earnings/loss per share

The basic earnings/loss per share were calculated by dividing the net income/loss for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/loss per share allowing for the dilution effect were calculated in compliance with SFAS 128, 'Earnings per share', such that the effect of diluting securities is reflected.

The following table contains a reconciliation so as to calculate the weighted average number of issued shares, allowing for the dilution effect:

	30 September 2001	30 September 2002
Weighted average of issued shares, undiluted	19,633,300	21,128,095
Dilution effect of stock options	-	-
Weighted average of issued shares, allowing for the dilution effect	19,633,300	21,128,095

The dilution effect was calculated by the treasury stock method according to SFAS 128 'Earnings per share'. Due to the market value of the Carl Zeiss Meditec shares as of 30 September 2002, the method of calculation did not permit a dilution effect to be taken into account. As of 30 September 2002 Carl Zeiss Meditec issued 241,360 stock options which would lead to a dilution effect. As of 30 September 2001 Carl Zeiss Meditec had not issued any stock options.

(t) Stock option plan

Carl Zeiss Meditec posts its share option plan in accordance with the 'intrinsic value method' which is laid down in the regulations of the Accounting Principles Board (APB) Opinion No. 25, 'Accounting for stock issued to employees' and the respective interpretations. Pursuant to APB Opinion No. 25 remuneration expenses for stock options are calculated on the basis of the intrinsic value. This is calculated from the difference between the market value of the shares on the measurement day and the exercise price. The measurement day is the point in time at which the number of shares to which the beneficiary is entitled and the purchase price are ascertained. SFAS 123 'Accounting for stock-based compensation' regulates the accounting and disclosure obligations for the use of the fair value method to determine compensation expenses for stock-based remuneration. Accordingly, compensation expenses are calculated based on the fair value at the time the stock options are granted and distributed over the period through to the earliest point in time at which they may be exercised. Carl Zeiss Meditec has decided to apply the provisions of APB Opinion No. 25 and to follow the disclosure stipulations of SFAS 123.

(u) Recently issued accounting standards

In June 2001 the Financial Accounting Standard Board ('FASB') published the Statement of Financial Accounting Standards (SFAS) No. 141 'Business combinations' and SFAS 142 'Goodwill and other intangible assets'. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. It specifies criteria that intangible assets acquired in a business combination must meet to be recognised and reported separately from goodwill. SFAS 142 requires that goodwill and certain intangible assets no longer be amortised. However, the carrying amount must be tested for impairment at least annually. SFAS 142 is to be applied to financial years ending after 15 December 2001. Earlier application is permissible under certain circumstances. The Group shows the acquisition of Asclepion on the balance sheet according to SFAS 141. Amortisation on previously existing goodwill in the 2001 and 2002 financial years amounted to € 0.235m and € 0.228m respectively.

In June 2001 the FASB issued SFAS 143 'Accounting for asset retirement obligations'. SFAS 143 lays down accounting regulations for obligations in connection with the retirement of long-lived tangible assets, specifically (1) the time sequence for recording obligations, (2) the initial assessment of an obligation, (3) the allocation of asset retirement costs to expense, (4) the secondary assessment of the obligation and (5) the figures in the annual financial statements. According to SFAS 143 the obligation from a fixed asset retirement in the period of origin must be recorded if a sufficiently reliable estimate of the value of the obligation can be made. The respective asset retirement costs are capitalised as part of the book value of the long-lived asset and depreciated over its useful life. A company should assess changes in the value of the asset retirement obligation ensuing in the course of time by applying an allocation method that is orientated to the present value to the amount of the obligation at the start of the respective financial year. The interest rate applied to this evaluation should be the same credit status-orientated, risk-free interest rate originally used to evaluate the obligation. This difference should be shown as an increase in the obligation and as an expenditure classified as an operative item in the consolidated income statement. SFAS 143 is effective for business years starting after 15 June 2002. Earlier introduction is, however, recommended. The Group does not anticipate any significant consequences of the first-time application of this rule.

In August 2001 the FASB issued SFAS 144 'Accounting for the impairment or disposal of long-lived assets'. This statement assumes certain provisions of SFAS 121 'Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of', in which most provisions of the statement 144 are implemented. SFAS 144 refers to the accounting instructions in APB 30 'Reporting the results of operations – extraordinary, unusual and infrequently occurring events and transactions' for the sale of an interest. A single, consistent accounting model was thus created for sales activities and comprehensive possibilities for non-permanent transactions. SFAS 144 is valid for financial years beginning after 15 December 2001 – although earlier application is permissible. The effects of evaluation and assumptions must be specified. The Group does not anticipate any significant consequences of the first-time application of this rule.

2) Company acquisitions/Purchase of shareholdings

In 2002 the former Carl Zeiss Ophthalmic purchased Asclepion within the scope of a reverse acquisition. (See 1).

Asclepion developed, produced and marketed medical laser systems for new medical applications, as well as for the optimisation and substitution of current medical applications.

This company acquisition resulted in the formation of a new complete solution provider for ophthalmic devices and systems.

Activities of the acquired company in the period from 4 July 2002 (the day of acquisition), or for reasons of simplification, from 1 July 2002 to 30 September 2002 are reflected in the consolidated financial statements for the year ending 30 September 2002.

According to US GAAP (SFAS 141 'Business Combinations' para. 20) the market price of publicly listed shares should be used as a basis for estimating the fair value of an acquired enterprise in a business combination. The deciding factor is the market price of the shares issued within the scope of the capital increase for implementing the merger for a conclusive period before and after the measurement date. According to the currently effective US GAAP, this day may deviate from the date of the initial consolidation.

The following table shows the acquisition costs for the acquired company on the measurement date 28 May 2002 designated by the Management Board. The Asclepion share price taken as a basis for this calculation was the weighted average price for the period including the 2 trading days prior to and 2 days subsequent to the measurement date, i.e. a total of five trading days.

Number of shares		6,200,000
Average price of Asclepion-Meditec share	(in €)	10.19
Corporate value on the measurement date	(in € '000)	63,164
Incidental acquisition costs	(in € '000)	250
Acquisition costs	(in € '000)	63,414

These acquisition costs must be allocated to Asclepion's assets and liabilities as well as acquired goodwill pursuant to SFAS 141 (purchase price allocation). The use of a generally accepted method (income approach, cost approach or market approach) was examined for evaluating the assets identified as relevant within the scope of purchase price allocation. For each individual case the method was selected that best meets the requirements for the evaluation of the respective asset.

The so-called multi-period excess earnings method was used for the assessment of existing technology and in process research and development projects (also referred to as IPR&D). This model also took account of the required interest calculated on assets contributing to the generation of sales (contributory asset charges). In addition an allowance was made for the anticipated life cycle of existing technology and in process research and development projects (IPR&D).

The capitalisation rates used corresponded to the required rate of return on the assets under consideration. These range from 4.5% for current assets to 35% for certain IPR&D projects.

The following table summarises purchased assets and assumed liabilities on the date of acquisition.

	€ '000 (PPA*)	Useful life (years)	€ '000
Current assets			40,358
Property, plant and equipment			8,721
Fair value disclosure buildings	637	32.25	
Other long-term assets			17,517
Intangible assets (PPA*)			6,733
Customer base	2,271	5	
Patents	2,105	5	
Technology	1,586	5	
Trademarks / tradenames	485	5	
IPR&D	287		
Goodwill	15,216		15,216
Purchased assets			88,545
Current liabilities			15,784
Other long-term liabilities			9,347
Purchased assets net			**63,414**

** Valuation adjustments and first-time accounting resulting from Purchase Price Allocation according to SFAS 141*

The intangible assets of Asclepion and those identified within the scope of purchase price allocation are shown in the above table. All disclosed assets (except IPR&D) are amortised over an average term of 5 calendar years. No substantial residual value exists for these assets.

On the acquisition date those projects whose technical feasibility pursuant to SFAS 141 was as yet uncertain and for which no alternative use existed were classified as relevant and not yet completed research and development projects (IPR&D). Projects with a 25% to 85% percentage of completion were identified. To allow for the different risk classes, discounting rates of between 25% and 35% were applied to these projects. The projects have terms ranging from 6 months to 4 years until they are completed.

A total sum of € 0.287m was capitalised as IPR&D, and this amount was charged to income at the date of acquisition according to SFAS 141. The expenses are included in the research and development costs.

The acquisition resulted in goodwill valued at € 15.216m. In accordance with SFAS 141 amortisation will not be recognised on this amount; it will be subjected to an impairment test pursuant to SFAS 142 'Goodwill and other intangible assets'.

A difference of opinion exists between the Management Board and the auditor with regard to the measurement date to determine the corporate value. The auditor considers 25 March 2002 to be the measurement date and not 28 May 2002. Based on the assumption that the measurement date was 25 March 2002, the key figures can be summarised as follows:

Number of shares		6,200,000
Average price of Asclepion share	(in €)	12.40
Corporate value on the measurement date	(in € '000)	76,880
Incidental acquisition costs	(in € '000)	250
Acquisition costs	(in € '000)	77,130

The difference between the acquisition costs of € 77.130m (determined as of 25 March 2002) and € 63.414m (determined as of 28 May 2002) is € 13.716m. Essentially, this would result in a higher goodwill. The additional paid-in capital would increase in the same amount.

The Management Board draws attention to the fact that the measurement date is not clearly specified in the relevant US GAAP standard SFAS 141. This results from the following remarkable statements made by the FASB in the Appendix to SFAS 141 in the section 'Determining the cost of the acquired entity and date of acquisition'.

"B97. The Board decided that this statement would carry forward without reconsideration the provisions of Opinion 16 related to determining the cost of the acquired entity and the date of acquisition. The Board intends to reconsider some or all of that guidance in its separate project focused on issues related to the application of the purchase method.

B98. The Board recognizes that this statement carries forward from Opinion 16 contradictory guidance about the date that should be used to value equity interests issued to effect a business combination. Paragraph 74 of Opinion 16, carried forward in paragraph 22, states that the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in determining the fair value of the securities issued. However, paragraph 94 of Opinion 16, carried forward in paragraph 49, states that the cost of an acquired entity should be determined as of the date of acquisition. Paragraph 48 defines that date as the date that assets are received and other assets are given, liabilities are assumed or incurred, or equity interest are issued. The Board decided to defer resolution of that apparent contradiction to its project on issues related to the application of the purchase method. Therefore, this statement does not change the status of the guidance in EITF Issue No. 99-12, 'Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a *Purchase Business Combination,' or EITF Topic No. D-87, 'Determination of the Measurement* Date for Consideration Given by the Acquirer in a Business Combination When That Consideration is Securities Other Than Those Issued by the Acquirer.' This Statement also does not change the status of the guidance of other EITF issues interpreting the provisions of Opinion 16 related to determining the cost of the acquired entity."

In the opinion of the Management Board of Carl Zeiss Meditec these statements make it clear that at the time SFAS 141 was adopted in June 2001 it was already obvious that the standard contained contradictory stipulations as far as the measurement date was concerned. The solution to this problem will, however, be deferred to a later time in a separate project. In interpreting these contradictory stipulations in SFAS 141 the Management Board is of the opinion that in consideration of the special characteristics of German commercial, company and stock corporation law the best possible choice of measurement date is the date on which a resolution on the merger is passed by the shareholders' meeting as a decision-making body (thus 28 May 2002). Furthermore the Management Board refers to the statements made on the homepage of the FASB (cp. www.fasb.org, Action Alert No. 02-37; 2 October 2002 and Project Updates: Business Combinations: Purchase Method Procedures Project Summary; last updated: 7 October 2002) where the latter plainly wishes to distance itself from its opinion as hitherto expressed in EITF 99-12.

The auditor claims that consensus position EITF 99-12 was issued with the particular aim of resolving the contradiction contained in the regulation that preceded SFAS 141, i.e. Opinion 16. After adopting the respective regulations from Opinion 16 in SFAS 141 the FASB acknowledged this contradiction in para. B98, thereby explicitly insisting on the continuing validity of EITF 99-12. In spite of the declared intention to change it, from a formal point of view the FASB has not yet relinquished this position. As the measurement date, however, EITF 99-12 defines the day on which the terms of the acquisition are agreed to and announced. In the auditor's opinion this was 25 March 2002, the day of the ad hoc announcement of the proposed merger. The auditor thus takes the view that the measurement date is 25 March 2002.

In conformance with EITF 95-3 the Group recorded restructuring expenses of € 1.027m for employee termination benefits which had already been introduced before the balance sheet date and which were due to be completed in the following financial year.

Under the assumption that the acquisition had already been completed as of 1 October 2000 the following pro forma figures would apply:

	Pro forma figures as of 30 September 2001 (in € '000 excluding EPS)	Pro forma figures as of 30 September 2002 (in € '000 excluding EPS)
Revenues	234,237	233,792
Operating income/loss	7,114	(6,553)
Net loss for the year	(1,580)	(13,784)
Earnings per share (EPS)	(0.06 €)	(0.55 €)

These pro forma figures serve as a comparison and are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Nor do the figures necessarily reflect future development.

(3) Related party transactions

Insofar as they existed on the balance sheet date, the Group separately discloses liabilities to and receivables from related parties. Related parties include the Carl Zeiss Stiftung, Carl Zeiss Jena and their affiliated companies as well as the Board of Management and the Supervisory Board.

For the purposes of furnishing the Group with short-term funds and investing surplus liquidity it was integrated into the group cash management system of Carl Zeiss Oberkochen (Treasury). Advances and loans paid within the scope of this business relationship were shown as a liabilities due to or receivables due from Carl Zeiss Oberkochen. Interest was calculated on loans and receivables at a rate bound to the 1-month EURIBOR.

In addition to financial services the Group draws various services from the Carl Zeiss Group, in particular from Carl Zeiss Jena. Contractual arrangements exist by which Carl Zeiss Jena provided, for example, research and development services, personnel and administrative functions as well as logistics, marketing and computing activities.

The Company has a number of agreements with the companies of the Carl Zeiss Stiftung resulting in the following accounts payable and receivable, sales and expenses:

€ '000	30 September 2001	30 September 2002
Accounts receivable		
Treasury	19,065	8,164
Carl Zeiss Heidenheim/Oberkochen	1,777	110
Carl Zeiss Co. Ltd., Japan	1,697	1,788
Carl Zeiss Ltd., United Kingdom	-	588
Carl Zeiss Co. Ltd., South Korea	-	623
Carl Zeiss S.A.S., France	-	819
Carl Zeiss s.r.o., Czech Republic	-	608
Carl Zeiss de Mexico S.A. de C.V., Mexico	-	743
Other	4,526	3,405
Total	27,065	16,848

€ '000	30 September 2001	30 September 2002
Liabilities		
Treasury	10,427	9,785
Carl Zeiss Heidenheim/Oberkochen	-	458
Carl Zeiss Jena	-	1,980
Carl Zeiss Pte. Ltd., Singapore	-	305
Carl Zeiss de Mexico S.A. de C.V., Mexico	-	399
Carl Zeiss Holding Co., Inc., USA	25,382	262
Other	398	412
Total	36,207	13,601

€ '000	30 September 2001	30 September 2002
Sales		
Carl Zeiss Heidenheim/Oberkochen	-	1,472
Carl Zeiss Ltd., United Kingdom	6,145	5,315
Carl Zeiss S.p.A., Italy	5,172	5,732
Carl Zeiss, Spain	-	4,365
Carl Zeiss Co. Ltd., Japan	16,697	15,221
Other	22,898	21,588
Total	50,912	53,693

The Group also took delivery of goods as follows:

€ '000	30 September 2001	30 September 2002
Goods delivered		
Carl Zeiss Heidenheim/Oberkochen	-	272
Carl Zeiss Jena	21,989	3,673
Other	151	246
Total	22,140	4,191

The Group also purchased goods as follows:

€ '000	30 September 2001	30 September 2002
Services		
Carl Zeiss Heidenheim/Oberkochen	1,043	1,043
Carl Zeiss Jena	9,718	10,567
Carl Zeiss Holding Co., Inc., USA	-	412
Other	-	315
Total	10,761	12,337

Purchased services include € 0.918m in research and development costs of Carl Zeiss Group for the 2002 financial year.

The Group purchases laser components and services, including certain administrative services, from subsidiaries of JENOPTIK AG, Jena, or commissions subsidiaries of JENOPTIK AG, Jena, to manufacture its own products as suppliers. These purchases amounted to € 0m and € 0.533m, respectively in the 2001 and 2002 financial years. € 95,000 thereof were shown as liabilities on 30 September 2002. In the 2002 financial year sales of € 22,000 were generated through Jenoptik Leasing GmbH & Co. KG from the actual first-time consolidation date. As of 30 September 2002 € 0.134m were shown as receivable from JENOPTIK Leasing GmbH & Co. KG. Furthermore, a discounted loan of € 2.036m, which is to be repaid with a variable amount, to JENOPTIK Leasing GmbH & Co. KG is shown under financial assets.

The Group is of the opinion that all contracts, agreements and other business transactions with related parties have been concluded on a legally independent basis as it would have been the case with external third parties.

(4) Trade accounts receivable

€ '000	30 September 2001	30 September 2002
Short-term accounts receivable	23,795	48,615
Non-current accounts receivable	24	4,104
Valuation allowance for doubtful accounts	2,743	9,421
Trade accounts receivable net of allowance	**21,076**	**43,298**

On 30 September 2001 and 2002 no single customer accounted for more than 10% of total accounts receivable.

Long-term accounts receivable were discounted over the term. The discount was € 0 as of 30 September 2001 and € 0.471m as of 30 September 2002.

(5) Inventories

The inventories (net) comprise:

€ '000	30 September 2001	30 September 2002
Raw materials and supplies	16,555	20,148
Work in progress	8,668	8,278
Finished goods	19,859	26,691
Advance payments	-	91
Total inventories, gross	**45,082**	**55,208**
Valuation allowance	6,410	11,039
Total inventories, net	**38,672**	**44,169**

[6] Property, plant and equipment

Property, plant, and equipment comprise:

€ '000	30 September 2001	30 September 2002
Standard software	-	267
Land, buildings and leasehold improvements	27,027	30,774
Plant and machinery	11,339	12,018
Other fixture and fittings, tools and equipment	10,234	12,747
Payments on account and tangible assets in course of construction	76	179
	48,676	55,985
Minus: accumulated depreciation and amortisation	20,489	22,060
Property, plant and equipment, net	**28,187**	**33,925**

Depreciation as of 30 September 2001 and 2002 amounted to € 4.202m and € 4.421m, respectively.

The posted property, plant, and equipment include leased assets with a net book value of approximately € 22.040m. Initial purchase costs amount to € 28.978m, accumulated depreciation to € 6.938m. Depreciation calculated on leased assets is included in the depreciation expense.

For the first time building construction costs include interest on borrowed capital (€ 2,000) as of 30 September 2002.

(7) Other intangible assets

Other intangible fixed assets include:

€ '000	30 September 2001	30 September 2002
Customer base	-	2,271
Patents	-	2,105
Technology	-	1,586
Trademarks / Tradenames	-	485
IP R&D	-	287
Software	222	-
Software according to SFAS 86	-	444
	222	7,177
Minus: accumulated depreciation and amortisation	193	640
Other intangible assets, net	29	6,537

Depreciation as of 30 September 2001 and 2002 amounted to € 1.199m and € 0.640m, respectively.

(8) Financial assets

This item comprises:

€ '000	30 September 2001	30 September 2002
Notes receivable / loans	-	4,874
Investments	-	129
Financial assets	-	5,003

(9) Accrued expenses

The accrued expenses/provisions comprise the following:

€ '000	30 September 2001	30 September 2002
Provisions for outstanding invoices and services	-	6,123
Provisions for personnel expenses	6,578	9,533
Provisions for taxation	-	756
Provisions for warranty payments	2,931	3,537
Provisions for licenses	-	1,389
Provisions for commissions	-	1,489
Other	2,534	3,148
Total accrued expenses	**12,043**	**25,975**

As of 30 September 2001 and 30 September 2002 the reserves included € 0.716m and € 0.684m respectively in personnel costs and pension reserves and reserves in connection with the '401 (k) Plan' (see the following notes).

(10) Pension obligations

Remuneration and length of service essentially determine the level of individual welfare benefits. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method according to US GAAP (SFAS 87 'Employers' Accounting for Pensions'). Besides the pensions and acquired rights known on the effective date, this also reflects economic assumptions made according to realistic long-term expectations.

For the majority of its employees the US Group company is financing a savings scheme which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. The plan enables participating employees to save a proportion of their pre- and post-tax income according to specified guidelines. The Group is currently contributing a percentage of employee contributions up to a certain limit. The 'matching contributions' of the Group for the '401(k) plan' amounted to € 1.168m in the 2002 financial year and to € 1.300m in the 2001 financial year.

A company pension scheme based on 'Versorgungsordnung 2000 (VO 2000)' was set up at Carl Zeiss Jena with effect from 1 January 2000. This pension scheme now also applies to Carl Zeiss Meditec. Future benefits are calculated from the total pension units purchased during the period of employment starting 1 January 2000, calculated as the product of an annual total contribution and an age-related pension factor. The annual total contribution for individual employees is calculated as the sum of a basic contribution (1%) and a profit-related contribution based on the company's success (between 0% and 3%), calculated as a percentage of the individual benefit-related income. The Group has committed itself to raising ongoing benefit payments by 1% each year. This guaranteed adjustment is taken into account in the valuation.

In addition, pension accruals of € 48,000 and € 14,000 for 30 September 2002 and 30 September 2001 respectively are shown for employee-financed commitments (postponed remuneration).

Pension obligations of VO 2000 in accordance with US GAAP were evaluated based on FAS 87 'Employers' accounting for pensions' using the projected unit credit method.

Pension expenditure is as follows:

€ '000	30 September 2001	30 September 2002
Service cost	60	94
Interest on the liability	25	33
Amortisation of actuarial profits/losses	-	1
Pension expenditure	**85**	**128**

The following table shows the funded status and the contributions which the Group discloses in the balance sheet as pension accruals:

€ '000	30 September 2001	30 September 2002
Non-forfeitable payments	386	161
Forfeitable payments	-	339
Accumulated obligations to pay	386	500
Future obligations to pay	422	550
Unrealised net profit / (loss)	(30)	(73)
Pension reserves	**392**	**477**

The Group does not draw on any external funds to finance its pension obligations.

A discount factor of 6 % has been applied as in the previous year. Future salary increases have been taken into consideration at 2.5%. The annual pension increase was 1.5%. Average fluctuation was set at 1 %. 65 was taken as the basic pensionable age.

(11) Short-term debt

Short-term debt comprised the following:

€ '000	30 September 2001	30 September 2002
Interim financing	-	1,176
Other short-term dept	-	192
Total short-term debt	-	**1,368**

Interim financing is subject to variable interest based on the 6-month EURIBOR.

The Group participates in the group cash management of the Carl Zeiss Group.

(12) Long-term debt

Long-term debt comprised the following:

€ '000	30 September 2001	30 September 2002
Annuity loan, repayable in quarterly instalments of € 123,719 including interest, term 18 years, interest rate of 6.24 % fixed for 10 years	-	5,203
Borrowings under revolving lines of credit	-	3
Total long-term debt	-	5,206
Less current portion of long-term debt	-	179
Long-term debt, net of current portion	-	**5,027**

Interest rates for long-term borrowing under revolving lines of credit range from 1.75% to 3% above the UK base rate.

Listed by due date, the Group's long-term debt as of 30 September 2002 were as follows:

Financial year to 30 September	Long-term debt € '000
2003	179
2004	186
2005	198
2006	211
2007	225
Thereafter	4,207
Total long-term debt	5,206

(13) Financial instruments and risk provisioning

The market value of a financial instrument is taken as the amount which can be obtained under current market conditions between a party wishing to enter into contract and an independent contract partner.

As of 30 September 2002 the Group had currency futures contracts with a total nominal value of € 2.599m.

The fair market value of the forward exchange deals was determined on the basis of the mean rate of exchange on the balance sheet date. In the case of currency options deals, the acknowledged models have been used to determine the option prices.

The Group is of the opinion that the credit risk for these transactions is minimal. The balance sheet value of the remaining financial instruments corresponds to the market value of these instruments as a result of their short terms.

(14) Commitments and contingencies

Leases and rental agreements

The Group leases office space, land and equipment under leasing and rental agreements which are limited or which may not be cancelled during the basic term. Lease and rental expenses for the 2001 and 2002 financial years amounted to € 1.412m and € 1.845m respectively.

The future minimum rental and leasing payments on the basis of non-cancellable lease and rental agreements are:

Financial year to 30 September	Leases and rental payments € '000
2003	2,594
2004	2,032
2005	1,279
2006	1,007
2007	503
Total minimum payments	7,415

Sale-and-lease-back

In the 2002 financial year sale-and-lease-back transactions were effected with excimer lasers. The lasers were sold to a leasing company for € 0.605m. These lasers were leased back from the leasing company to a group company in the 2002 financial year.

Further sale-and-lease-back transactions from previous years were adopted within the scope of the acquisition of Asclepion. These all have a term of 1-3 years. These devices were leased by the subsidiary to final customers. These transactions also have a term of 1-3 years. Payments of € 0.811m were made in the 2002 financial year. The resulting leasing claims are listed below.

€ '000	2002
Leasing claims	1,594
Minus current portion	599
Long-term leasing claims	995

The future leasing payments by final customers to the Group from these transactions are:

€ '000	Leasing claims
2003	599
2004	538
2005	457
2006	-
Leasing payments, net	1,594

On 28 September 1999 the Group sold land, buildings and leasehold improvements for approx. € 34.081m and contributed these into a long-term leasing agreement. This sale-and-lease-back arrangement for land, buildings and leasehold improvements in accordance with SFAS 98 'Accounting for leases' is a financial leasing whereby the land, buildings and leasehold improvements continue to be carried and depreciated on the lessee's books. The leasing agreement has a term of 20 years. Deferred unrealised profits from sale-and-lease-back transactions which are liquidated in such a way as to effect the current result over the period of the leasing contract are entered as deferred income.

The following table shows the leasing instalments for the excimer laser and the building to be paid each year. In the 2001 and 2002 financial years € 1.549m and € 2.904m have been paid respectively.

€ '000	Leasing payments
Leasing liabilities	
2003	3,623
2004	3,358
2005	3,134
2006	2,998
From 2007	45,065
Total leasing liabilities	58,178
Minus interest	(26,291)
Net leasing liability	31,887
Minus current portion	(1,314)
Long-term net leasing liability	30,573

Purchase obligations

The Group has purchase obligations relating to inventory and property, plant, and equipment totalling approximately € 33.161m as of 30 September 2002.

Guarantees

There are guarantees towards third parties amounting to € 3.925m.

Litigation

The Group is involved in two legal disputes in Canada and USA. Whereas the latter case is concerned with the possible cancellation of a sales contract for an aesthetic laser, the subject of the Canadian proceedings is alleged joint liability in a claim for material defects. Due to the circumstances, no provisions were set up.

Besides this, legal proceedings initiated by De Ceunynck & Co. NV for payment of damages for a prematurely cancelled agency agreement in 1999 are still pending. The likelihood of this sum being awarded cannot be forecast with any certainty, but the Group assumes that the resulting additional obligations will not have any essential negative impact on the net worth, financial position and earnings of the Group.

(15) Stock option plan

With the resolution adopted by Asclepion's extraordinary general meeting on 10 March 2000 the management board was authorised, subject to the approval of the Supervisory Board, to issue 400,000 option rights. The following conditions were applicable to the issue and exercising of the rights: the beneficiaries are the Management Board and the employees of the Carl Zeiss Meditec Group. The beneficiaries must be employed by a member company of the Carl Zeiss Meditec Group at the time the rights are issued. Of the 400,000 options approx. 300,000 were issued to established beneficiaries (beneficiaries employed through to 5 June 2000). The remaining 100,000 options are to be issued to persons who enter into an employment contract with the Carl Zeiss Meditec Group through to 1 October 2003. The purchase price for the established beneficiaries is the issue price; in the case of options issued afterwards the purchase price is the average of the Xetra closing prices on the five stock exchange trading days before and after the options are granted, minus a discount of 30%. The exercising of the options is divided into three tranches: Up to one third of the options received may be exercised after publication of the half-year report 2001/2002, up to two thirds after publication of the half-year report

2002/2003, and all the options after publication of the half-year report 2004/2005. Analogous regulations are applicable to the new beneficiaries. However, options may only be exercised if the reference price for Carl Zeiss Meditec shares for the first tranche has increased by at least 30% over the issue price (for new beneficiaries: the granting price). A 45% increase is required for the second tranche and a 60% increase for the third tranche. The reference price is the average of the Xetra closing prices on the five stock exchange trading days before and after publication of the respective half-year report.

The following shows the stock options of Carl Zeiss Meditec as of 30 September 2002. Since Carl Zeiss Ophthalmic had not initiated a stock option plan, the figures for Asclepion for the financial year ending 30 September 2001 were taken for comparison:

	2001		2002	
	Number of options	Average exercise price in euro	Number of options	Average exercise price in euro
Outstanding options at the beginning of the financial year	278,000		286,600	27.71
Granted (Total)	29,100		20,660	
Established beneficiaries	1,700	29.00	2,060	29.00
New beneficiaries	27,400	15.47	18,600	12.90
Terminated (Total)	(20,500)		(65,900)	
Established beneficiaries	(18,200)	29.00	(50,500)	29.00
New beneficiaries	(2,300)	18.20	(15,400)	18.33
Exercised	-	-	-	-
Outstanding options at the end of the financial year	286,600	27.71	241,360	26.91

The status of the stock options as of 30 September 2002 is as follows:

Issued	-
Average fair value of the options granted in the course of the year (per option)	17.52
Exercisable	-
Number of options	-
Average exercise price in euro	-

The Group has not posted any remuneration expenses pursuant to APB 25 since there was no intrinsic value as of the balance-sheet date due to the fact that the exercise hurdle was not surpassed.

The average fair value of the options granted during the year (per option) is divided among the beneficiaries as follows: (Figures for established beneficiaries, new beneficiaries I and II relate to the options issued in the financial year 2000; new beneficiaries III–VI relate to the quarters of the 2001 financial year):

Fair value in euro per option	
Established beneficiaries	16.26
New beneficiaries I	25.00
New beneficiaries II	21.35
New beneficiaries III	16.26
New beneficiaries IV	9.79
New beneficiaries V	9.30
New beneficiaries VI	4.69

The entire fair value of options granted in the financial year within the framework of the stock option plan was € 65,000, whereby the Black/Scholes option price model was applied with the following assumptions:

Expected volatility for stock options issued in 2000/2001	69.70 %
Expected volatility for stock options issued in 2001/2002	99.30 %
Expected dividend return	0 %
Risk-free interest rate for stock options issued in 2000/2001	4.83 %
Risk-free interest rate for stock options issued in 2001/2002	3.90 %
Expected term	4 years

The entire fair value of the options granted in the financial year ending on 30 September 2002 was calculated on the assumption that approx. 30% of the granted options would lapse before the exercise date.

The risk-free interest rate was set in accordance with the current yield for German treasury bonds *(Bundesanleihen)* with a term of 3-5 years.

Within the framework of the volatility calculation a peer group was formed as a comparative value. This peer group comprises various companies on the US market. The companies concerned belong to the same industry as Carl Zeiss Meditec. The volatilities of the peer group in the past 4 years, which corresponds to the expected term of the options, and the volatility of the Company's own shares since the initial public offering, have been included in the above volatility calculation at 50% each.

Had the method defined in SFAS 123 for the calculation of the remuneration expenses been applied to options granted under the plan, the net income for the year and the earnings per share would have been as follows:

€ '000	2001	2002
Net income/loss as posted	6,793	3,381
pro forma	6,793	3,316
Earnings per share (in Euro) as posted	0.35	0.16
pro forma	0.35	0.16

(16) Shareholders' equity

As of 30 September 2001 the share capital of Carl Zeiss Ophthalmic amounted to € 3.0m subdivided into 3,000,000 shares, each representing a pro rata amount of € 1.00 of the share capital. Asclepion disposed of share capital totalling € 6.2m, subdivided into 6,200,000 shares, each representing a pro rata amount of € 1.00 of the share capital. According to the exchange ratio fixed by the management boards of Asclepion and Carl Zeiss Ophthalmic on the basis of the independent assessor's evaluation, Asclepion granted Carl Zeiss Ophthalmic shareholders a total of 19,633,300 new Asclepion shares.

The legal take-over of Carl Zeiss Ophthalmic by Asclepion is presented in the capital consolidation as a 'reverse acquisition' whereby, in a deviation from the legal structure of the transaction, the legal transferor is the acquiring enterprise for accounting purposes. This is because the shareholders of the transferor entity will receive the majority of the voting rights in the merged company following the merger. The hidden reserves and the goodwill of the former Asclepion are then released and transferred to the consolidated equity of Carl Zeiss Meditec. The resulting consolidated equity of Carl Zeiss Meditec is then to be divided as follows as a reverse acquisition:

Share capital:	Share capital of Asclepion according to German Commercial Code (after acquisition date)
Retained Earnings	Retained Earnings of Carl Zeiss Ophthalmic according to US GAAP as of the acquisition date
Additional paid-in capital:	*Remaining shareholder's equity*

The equity of the transferor company (Carl Zeiss Ophthalmic) is shown as equity of the combined/merged company (Carl Zeiss Meditec). The share capital of the transferor company (Carl Zeiss Ophthalmic) was adjusted by the nominal amount of the transferor's outstanding shares for legal purposes (Asclepion), allowing for the shares issued within the scope of the acquisition.

The difference between the share capital of the transferor company (Carl Zeiss Ophthalmic) and the transferor's share capital for legal purposes (Asclepion) (shown as the share capital of the merged company Carl Zeiss Meditec) is recorded as an adjustment to additional paid-in capital of the merged company (Carl Zeiss Meditec).

For periods prior to the merger the equity of the merged company (Carl Zeiss Meditec) is the historic equity of the transferor company (Carl Zeiss Ophthalmic) prior to the merger; the latter has been adjusted by the number of shares received in the business combination. The retained earnings of the transferor company (Carl Zeiss Ophthalmic) were carried forward subsequent to the acquisition. Earnings per share (EPS) for periods prior to the business combination were restated to reflect the number of equivalent shares received by the acquiring enterprise.

Consequently, in the 2001 financial year the retroactively adjusted share capital belonging to Carl Zeiss Ophthalmic totals € 19.633m. On the effective date of acquisition the total share capital was increased to € 25.833m by the addition of the capital of Asclepion-Meditec AG (€ 6.200m).

Within the scope of the reverse acquisition the additional paid-in capital increased by € 57.214m.

A further change in the additional paid-in capital resulted from a capital contribution by Carl Zeiss Jena. The latter acquired all holdings in the shell company ABWIRT Erste Verwaltungsgesellschaft mbH under the sales and takeover agreement of 14 December 2001. The capital stock of ABWIRT at the time of acquisition amounted to € 25,000 and in the course of conversion and name change to Carl Zeiss Ophthalmic this was increased by € 25,000 plus a premium of 10%. The integration of the shell company was recorded as capital contribution from shareholders of € 52,000.

No separate tax declaration was prepared for Carl Zeiss Ophthalmic for the financial year ending 30 September 2001 since at that time the latter was a division of Carl Zeiss Jena and thus an integral part of Carl Zeiss, Heidenheim/Oberkochen for turnover, trade and corporation tax purposes. Intergroup reallocations were made to Carl Zeiss Jena for corporation and trade tax. In addition, other expenses were on-debited to Carl Zeiss Jena as intergroup reallocations. The other expenses and tax on earnings paid during this period by Carl Zeiss was recorded as fictitious capital contribution from shareholders.

Overall the Group's additional paid-in capital increased to € 67.389m in the 2002 financial year.

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to the shareholders is dependent upon the equity of Carl Zeiss Meditec as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code. Dividends may only be declared and paid from the retained earnings (after transfer to statutory reserves) as posted in the Company's annual German statutory financial statements. Such amounts differ from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of 30 September 2002, the financial statements of Carl Zeiss Meditec according to the German Commercial Code posted an accumulated deficit of € 32.782m.

(17) Taxes on income and earnings

Income (loss) before income taxes is attributable to the following geographic regions:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Germany	6,956	649
Abroad	4,196	4,627
	11,152	5,276

Taxes on income and earnings are as follows:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Current taxes:		
Germany	(2,804)	73
Abroad	(2,226)	(2,850)
	(5,030)	(2,777)
Deferred taxes:		
Germany	339	26
Abroad	332	856
	671	882
	(4,359)	(1,895)

Since 1 January 2001 a uniform tax rate has been applied for taxing the income of joint stock corporations under German Corporate Tax Law (Körperschaftsteuergesetz). In accordance with the tax law applicable in the 2001/2002 financial year, the Company's income was subject to a corporate tax rate of 25% plus a solidarity surcharge of 5.5%. The total tax rate including solidarity surcharge amounts to 26.4%. The law raising corporation tax to 26.5% for the calendar year 2003 was announced in September 2002. As of 30 September 2002 the Company was affected by the amended law, since deferred taxes were recorded which are expected to be utilized in 2003.

The majority of German companies are liable to two types of income tax: trade earnings tax and corporation tax. The trade earnings tax of the Company in Jena amounted to 15.96% for each of the financial years ending on 30 September 2001 and 2002. Trade taxes are deductible for the purpose of computing corporate income taxes. Together with the trade earnings tax of 15.96% the tax burden for the Company in 2001 and 2002 was 38.13%.

A reconciliation of the expected income tax benefit (expense), based on income (loss) before income taxes of € 11.152m and € 5.276m and statutory rates of 38.13% for the financial years ended 30 September 2001 and 2002 respectively, to income tax expense is as follows:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Expected tax expense (benefit) at statutory rate	(4,252)	2,012
(Increase) / Decrease in deferred tax assets Valuation allowance	-	263
Non-deductible expenses	-	69
Tax-exempt earnings	-	(398)
Effect of change in statutory tax rate	145	26
Adjustment of prior-year taxes	-	(189)
Foreign tax rate differential	(294)	141
Other	43	(29)
Income tax benefit (expense)	(4,359)	(1,895)
Effective tax rate	39.08 %	35.91 %

Deferred tax assets and liabilities are made up of the following:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Loss carried forward	-	8,547
Fixed assets	5,285	5,177
Accounts receivable	550	965
Accrued expenses	977	1,638
Inventories	3,114	4,286
Deferred income	2,468	641
Other current assets	331	282
Other long-term assets	252	16
Notes receivable / loans	-	2,278
Liabilities	-	253
Deferred tex assets	12,977	24,083
Valuation allowance	-	2,366
Deferred tax assets (net)	12,977	21,717
Fixed assets	131	305
Intangible assets	-	2,487
Loans to subsidiaries	-	2,485
Accounts receivable from subsidiaries	-	1,259
Accounts receivable	3	-
Inventories	63	146
Other assets	-	346
Acrued expenses	152	-
Liabilities	-	255
Deferred tax liabilities	349	7,283
Deferred tax assets (net)	**12,628**	**14,434**

Deferred tax assets and liabilities were recorded in the consolidated balance sheet as of 30 September 2001 and 2002 as follows:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Deferred tax asset, current	7,009	6,960
Deferred tax asset, non-current	5,968	7,878
Deferred tax liabilities, current	349	8
Deferred tax liabilities, non-current	-	396
	12,628	14,434

The consolidated financial statement in the 2002 financial year included a valuation allowance of € 2.366m for deferred taxes. This valuation allowance reduced the deferred tax asset to a net amount which the Group believed more likely than not that it would realise, based on the Group's estimate of future earnings and the expected timing of temporary difference reversals. As of 30 September 2002 the Group had a tax credit of € 8.547m from loss carryforwards, of which about € 0.333m can be carried forward to 2012, € 1.281m to 2022 and € 6.933m treated as unlimited carryforwards. This relates to the United Kingdom, USA and Germany.

(18) Segment information

The Group reports by division and geographical region in accordance with the provisions of SFAS 131 'Disclosures about segments of an enterprise and related information'. Segment reporting must correspond to the internal organisation and reporting structure of the Group and serve as the basis for evaluating performance.

Carl Zeiss Meditec and its subsidiaries operate in the segment of medical laser equipment instruments and related equipment.

Geographic information

Revenues are attributed to geographical regions based on the location of the customers:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Germany	12,991	18,121
Abroad:		
Europe, not including Germany	30,155	35,275
Americas	116,846	119,607
Asia/Pacific region*	33,299	31,559
	193,291	204,562

*including Africa

Long-lived assets are shown by geographical region based on the location of the headquarters of the Group and its Group companies. Long-lived assets by region are as follows:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Germany	919	47,815
Abroad:		
Europe, not including Germany	-	3,060
Americas	34,474	29,372
Eliminations		(7,664)
	35,393	72,583

Information on major customers

In the 2000/2001 and 2001/2002 financial years no single customer accounted for more than 10% of total sales.

(19) Transactions subject to reporting requirements during the period

On 19 August 2002 a close relative of a Supervisory Board member sold 3,700 shares in Carl Zeiss Meditec (Securities ID No./ISIN: 531370/ DE0005313704) at a price of € 11.00 per share.

(20) Events after the balance sheet date

Immediately after the balance-sheet date, on 9 October 2002, the Group announced the launch of direct sales in Japan.

Thus Carl Zeiss Meditec is also represented on the important Japanese market through its own subsidiary.

The Group company Carl Zeiss Meditec Ltd., Edinburgh/Scotland (formerly Asclepion-Meditec Ltd.), is to be re-structured. In Italy negotiations are currently being conducted on the optimisation of the sales structure and, where appropriate, on the merger of the Group company Asclepion-Meditec S.R.L., Milan/Italy with Carl Zeiss S.p.A., Arese, Milan/Italy.

Following the balance sheet date Carl Zeiss Meditec filed a lawsuit concerning the bulk of the loans, and in this respect has already performed the appropriate valuation adjustments.

Special comments and mandatory disclosures pursuant to Art. 292a German Commercial Code (HGB)

Divergent accounting, valuation and consolidation methods

The consolidated financial statements of Carl Zeiss Meditec were prepared to Art. 292a HGB with an exemptive effect for HGB consolidated financial statements in compliance with the valid US American accounting principles, US GAAP, on the balance-sheet date.

In conformance with the interpretation of the German Accounting Standards Committee (DRSC) in DRS 1 the consolidated reporting of the parent company complies with Directive 83/349/EEC.

The applied accounting, valuation and consolidation methods in accordance with US GAAP essentially differ from the German Commercial Code (HGB) in the following respects:

Balance sheet layout

The consolidated balance sheet and income statement for the German annual financial statements was laid out in accordance with Art. 266, 275 HGB. US GAAP prescribes a different layout: The balance sheet items are ordered in accordance with their realisability – beginning with the short-term items. Furthermore, short-term components of the long-term assets and liabilities are posted separately.

Self-constructed software

According to HGB self-constructed software may not be recorded on the balance sheet, but the related costs are to be expensed as incurred.

Under US GAAP expenses for software developments may be capitalised in accordance with SFAS 86 'Accounting for the costs of computer software to be sold, leased or otherwise marketed' and amortised over the probable service life. Once feasibility has been proven, development costs for software (attributable material and labour costs and overheads) for sale to third parties from the time of technical feasibility to market maturity are to be capitalised. The Group makes use of this regulation.

Business Combinations

According to German accounting rules, business combinations must be taken into consideration as of their effective date. A choice may be made between the book value method and the fair value (Art. 301 HGB). By the book value method capital is carried at an amount equal to the book value of the assets to be included in the consolidated financial statements. Hidden reserves may only be disclosed to the amount of the differential between the book value of participations and the calculated equity capital. By the revaluation method hidden reserves are disclosed independently of the proportional holding.

According to US GAAP the date the merger was recorded in the commercial register is relevant. Furthermore, in this case of a reverse acquisition the fair value of the assets and liabilities apportionable to the legal transferee at the time of acquisition must be recorded.

Goodwill

According to US regulations, goodwill accrued to subsidiaries which were included in the consolidated financial statements as at 30 June 2001 must be carried as an asset and at present it must be amortised over its anticipated useful life. In this case, the useful life depends on the type of business acquired. Offsetting against equity capital, as possible pursuant to German Commercial Code, is not permitted.

Starting 1 October 2002 the Group will adopt Statement of Financial Standards (SFAS) No. 142, 'Goodwill and other intangible assets', under which goodwill will not be amortised. According to this standard the carrying amount of goodwill is tested for impairment annually and carried at fair value as necessary.

Leasing

According to US accounting standards there is a fundamental difference between 'capital lease' and 'operating lease'. In the case of a capital lease, the lessee is the economic owner and capitalises the leasing object. In the case of an operating lease, the leasing object is attributed to the lessor.

There are special regulations for posting sale-and-lease-back agreements. The profit from the sale of the equipment is deferred and expensed pro rata temporis over the term of the agreement (see 14).

Unrealised profit/loss within the framework of valuation on the effective date

Under HGB only unrealised losses are disclosed (imparity principle). US GAAP, on the other hand, also takes into account any unrealised profit.

Accounts receivable and liabilities denominated in foreign currencies and which are not rate-hedged are valued under German accounting legislation at cost price or the lower exchange rate on the balance sheet date. Under American accounting standards (SFAS 52) all foreign currency accounts receivable and liabilities which are not rate-hedged are translated at the exchange rate on the cut-off date and unrealised exchange rate gains and losses reflected in the results.

The valuation of derivative financial instruments pursuant to HGB takes into account the principles of cost price, realisation and imparity and is performed by separating valuation units.

Under US GAAP these financial instruments are stated at their market value. Any resulting unrealised profit or loss is reflected in the results.

Deferred taxes

Pursuant to HGB deferred taxes are calculated for all different time horizons with effect on the contribution to earnings for tax-related income statements and for the consolidated income statement (timing concept). No deferred taxes were shown for losses carried forward. However, DRS 10, Deferred taxes in consolidated financial statements, requires that losses carried forward for financial years beginning after 31 December 2002 be disclosed if the tax advantage can be realised with a reasonable degree of certainty.

Pursuant to SFAS 109, however, deferred taxes must be calculated for all temporary differences between the fiscal values and those in the consolidated balance sheet (temporary concept). Deferred taxes on loss carryforwards are to be posted. In this respect the future rate of taxation is also applied.

Provisions for pensions

Pursuant to both HGB and US GAAP provisions must be made for pension obligations. The value of the latter is to be based on anticipated discounted future payments. Pursuant to HGB, various insurance mathematical methods may be used. According to US GAAP the projected unit credit method must be applied (SFAS 87). Pursuant to SFAS 87, in the case of schemes financed by means of funds, certain qualified assets must be offset against the total obligation or capitalised.

Employee participation programme

In accordance with US GAAP there are two alternatives for the valuation of option plans for employees. Under APB 25 the difference between the option price at the point in time the options are exercised and the price on the cut-off date is recorded as expenses. Alternatively, SFAS 123 may be applied. By this method the market value of the options is determined with the aid of a statistical method (Black/Scholes option price model) and expensed over the period through to when the options are exercised. Carl Zeiss Meditec applies APB 25 to the consolidated financial statements. The result using SFAS 123 is shown in the notes as a pro forma figure.

There are no expenses for stock option plans from contingent capital pursuant to HGB.

Other mandatory disclosures pursuant to Art. 292 German Commercial Code (HGB)

Details on the executive bodies of Carl Zeiss Meditec

Management Board

The following persons were appointed to the Management Board in the 2001/2002 financial year and their names recorded in the commercial register:

- Dr rer. nat. Bernhard Seitz, Certified Chemist, Jena-Wogau, Chief Executive Officer, until 5 July 2002,
- Dr jur. Michael Dettelbacher, Certified Lawyer, Jena, Management Board member until 31 August 2002,
- Ulrich Krauss, M.B.A., banker, Essingen, Board spokesman since 8 July 2002, responsible for Sales, Marketing, Service and Personnel
- Bernd Hirsch, M.B.A., banker, Neuler, Management Board member since 8 July 2002, responsible for Finance, Investor Relations and Legal Affairs.
- Dr. rer. nat. Walter-Gerhard Wrobel, Physicist, Jena, Management Board member since 8 July 2002, responsible for Operations, Research and Development and Quality.

The appointment of Ulrich Krauss, Bernd Hirsch and Dr Walter-Gerhard Wrobel to the Management Board and the retirement of Dr Bernhard Seitz from the Management Board was recorded in the commercial register at the Gera local court on 18 September 2002.

The active members of the Management Board received a total remuneration of € 0.380m for the 2001/2002 financial year.

Salaries paid to retiring board members in the 2001/2002 financial year totalled € 0.599m.

Supervisory Board

On 1 October 2001 the Supervisory Board consisted of the following members:

- Alexander von Witzleben, Weimar, deputy chairman of the management board of JENOPTIK AG, Jena.
  Chairman of the Supervisory Board;
- Prof. Dr Dr Dr Michael Ungethüm, Tuttlingen, CEO of Aesculap AG & Co. KG, Tuttlingen
  Deputy Chairman of the Supervisory Board
- Dr Nikolaus Reinhuber, lawyer, Leipzig
  Member of the Supervisory Board

At the proposal of the Supervisory Board and with effect from the date the amendment of the articles of association becomes effective, a resolution was passed at the annual general meeting on 28 May 2002 to expand the Supervisory Board by recording the names of the following additional members in the commercial register:

- Dr Michael Kaschke, Oberkochen, member of the management board of the Carl Zeiss Stiftung, Oberkochen
- Dr Franz-Ferdinand von Falkenhausen, Jena, member of the management of Carl Zeiss Jena GmbH, Jena,
- Dr Manfred Fritsch, Kleinpürschütz/Jena, member of the management of Carl Zeiss Jena GmbH, Jena.

The decision to amend Art. 12 (Chairman of the Supervisory Board and Deputy) of the articles of association was recorded in the commercial register at the Gera local court on 4 July 2002. Subsequent to the formal conclusion of the merger on 4 July 2002 the Supervisory Board was reformed:

- Dr Michael Kaschke, Oberkochen, member of the management board of the Carl Zeiss Stiftung, Oberkochen
  Chairman of the Supervisory Board since 4 July 2002,
  other mandates:
  Member of the supervisory board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen; chairman of the Board of Carl Zeiss Meditec, Inc., Dublin/USA; chairman of the Board of Carl Zeiss Optical, Inc., Chester/USA; chairman of the board of Carl Zeiss India Pte. Ltd., Bangalore/Singapore; chairman of the Board of Carl Zeiss Australia Ltd., Camperdown/Australia; chairman of the Board of Carl Zeiss Japan, Inc.,Tokyo/Japan; chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood/USA.

- Alexander von Witzleben, Weimar, deputy chairman of the management board of JENOPTIK AG, Jena.
  Deputy Chairman of the Supervisory Board since 4 July 2002,
  other mandates:
  Chairman of the supervisory board of Analytik Jena AG, Jena; chairman of the supervisory board of JENOPTIK Photonics AG, Jena; deputy chairman of the supervisory board of DEWB AG, Jena; member of the supervisory board of KRONE GmbH, Berlin; member of the supervisory board of Meissner+Wurst Zander Holding AG, Stuttgart, member of the supervisory board of VOGT electronic AG, Erlau.

  Member of the supervisory board of DRAGOCO Gerberding & Co. AG, Holzminden; member of the administrative board of FEINTOOL INTERNATIONAL HOLDING AG, Lyss/Switzerland.

- Dr Franz-Ferdinand von Falkenhausen, Jena, management spokesman of Carl Zeiss Jena GmbH, Jena,
  Member of the Supervisory Board since 4 July 2002,
  other mandates:
  Member of the supervisory board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen; member of the supervisory board of FC Carl Zeiss Jena, Jena; member of the board and first vice president of Ostthüringen Chamber of Commerce, Gera; chairman of the Board of Trustees of the Fraunhofer Institute Jena (IOF), Jena; member of the Board of Trustees of Innovent Jena e.V., Jena; chairman of the advisory board of Thüringer Aufbaubank, Erfurt; advisory board member of ZSP Geodätische System GmbH, Jena (Trimble Group); advisory board member of AJZ Engineering GmbH, Jena.

- Dr Manfred Fritsch, Kleinpürschütz/Jena, member of the management of Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board since 4 July 2002,
  other mandates:
  Member of the supervisory board of MAZet Mikroelektronik Anwendungszentrum Thüringen, Erfurt, Germany.

Prof Dr Dr Dr h.c. Michael Ungethüm and Dr Nikolaus Reinhuber, board members of the former Asclepion-Meditec AG, resigned on 4 and 8 July 2002 respectively.

As set forth in Art. 6 (Consequences of the merger for employees and their representatives) of the Merger Agreement of 16 April 2002 between Asclepion-Meditec AG, Jena, and Carl Zeiss Ophthalmic Systems AG, Jena, the two vacant seats on the Supervisory Board were voluntarily filled from the ranks of the employees of the former Asclepion-Meditec AG and the Carl Zeiss Group.

By resolution of the registry court of the Gera local court dated 16 August 2002 at the request of the Management Board of Carl Zeiss Meditec the following members were appointed by court to the Supervisory Board:

- Franz-Jörg Stündel, Jena
  Member of the Supervisory Board on behalf of the employees since 18 August 2002, no other mandates.
- Jürgen Dömel, Jena,
  Member of the Supervisory Board on behalf of the employees since 18 August 2002, other mandates:
  Member of the supervisory board of Carl Zeiss Jena GmbH, Jena

Salaries paid to retiring supervisory board members in the 2001/2002 financial year totalled € 34,000.

Salaries paid to active supervisory board members in the 2001/2002 financial year totalled € 14,000.

No advances or loans have been granted to members of the executive bodies. Carl Zeiss Meditec has not entered into any contingent liabilities in favour of members of the Management Board/Supervisory Board.

Personnel expenses

Personnel expenses for the 2001 and 2002 financial years comprised the following:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Wages and salaries	45,355	46,521
Social security expenses	4,132	9,007
	49,487	55,528

The expenses for employee pensions amounted to € 1.3m and € 1.339m in the 2000/2001 and 2001/2002 financial years respectively.

As of the effective date 30 September 2002 the workforce totalled 869 plus 23 trainees. The average annual workforce was 871.

Cost of materials

The cost of materials for the 2001 and 2002 financial years was as follows:

€ '000	Financial year ending 30 September 2001	Financial year ending 30 September 2002
Raw materials and supplies	94,871	112,671
Purchased services	17,988	14,639
	112,859	127,310

Operating income and expenses not relating to the accounting period

Income not related to the accounting period (€ 0.508m) was due to the write-back of individual valuation allowances on trade accounts receivable (€ 0.404m) and other income not related to the period (€ 0.104m).

Details on shareholdings (fully consolidated companies)

Name and domicile of the company	Currency	Capital	Share of voting capital %	Shareholders' equity 30.09.2002 translated at the rate on the balance sheet date	Thereof result for the 2001/2002 financial year at the mean annual rate
Carl Zeiss Meditec,	USD '000	23,362		28,473	3,066
Inc., Dublin/USA	€ '000	23,717	100	28,906	3,344
Asclepion-Meditec S.R.L., Milan, Italy	€ '000	290	100	(48)	(240)
Carl Zeiss Meditec, Ltd.,	GBP '000	1,041		(1,870)	(109)
Edinburgh/Scotland	€ '000	1,653	100	(2,970)	(172)
Asclepion-Meditec, Inc.,	USD '000	1		(382)	(224)
Coto de Caza/USA	€ '000	1	100	(388)	(228)

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Carl Zeiss Meditec AG, Jena, for the business year from October 1, 2001 to September 30, 2002. The preparation and the content of the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

With the exception of the following qualification, our audit did not lead to any objections: As described in section (2) of the notes to the consolidated financial statements of the Company, our opinion differs from that of the Management Board of the Company regarding the measurement date in connection with the accounting of the merger of Carl Zeiss Ophthalmic Systems AG and Asclepion-Meditec AG. In our opinion, this results in an increase of € 13.7million in the corporate value of Asclepion-Meditec AG and thus in a higher goodwill in the same amount.

With this qualification the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of Carl Zeiss Meditec AG for the business year in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the Group management report prepared by the Company's management for the business year from October 1, 2001 to September 30, 2002, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from October 1, 2001 to September 30, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Berlin, 2 December, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hasenburg	Zoeger
Wirtschaftsprüfer	Wirtschaftsprüfer